   As filed with the Securities and Exchange Commission on November 2, 2000

                                                             File No.1.070-09693

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                        _______________________________
                                AMENDMENT NO. 2
                                      TO
                       FORM U-1 APPLICATION-DECLARATION
                                     UNDER
                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                       _________________________________

                              Exelon Corporation
                (and Subsidiaries identified on Signature Page)
                           10 South Dearborn Street
                                  37/th/ Floor
                               Chicago, IL 60603
  (Name of company filing this statement and address of principal executive offices)

________________________________________________________________________________

            John W. Rowe                             Corbin A. McNeill, Jr.
     Co-Chief Executive Officer                    Co-Chief Executive Officer
         Exelon Corporation                            Exelon Corporation
      10 South Dearborn Street                         2301 Market Street
            37/th/ Floor                                  P.O. Box 8699
          Chicago, IL 60603                          Philadelphia, PA 19101

                       _________________________________

     The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

                                James W. Durham
                       Senior Vice President and Acting
                                General Counsel
                              Exelon Corporation
                              2301 Market Street
                                 P.O. Box 8699
                            Philadelphia, PA 19101

     William J. Harmon                          Kevin P. Gallen
     Jones, Day, Reavis & Pogue                 Morgan, Lewis & Bockius LLP
     77 West Wacker                             1800 M Street, N.W.
     Suite 3500                                 Washington, DC 20036-5869
     Chicago, IL 60601

                               Table of Contents

Item 1.        Description of the Proposed Transaction.......................................................      1

          A.   Introduction and General Request..............................................................      1

               1.   Introduction.............................................................................      1

               2.   General Request..........................................................................      1

          B.   Description of the Parties to the Transaction.................................................      2

          C.   Overview of the Financing Request.............................................................      3

          D.   Parameters for Financing Authorization........................................................      5

               1.   Effective Cost of Money..................................................................      5

               2.   Maturity of Debt and Final Redemption on Preferred Securities............................      5

               3.   Issuance Expenses........................................................................      6

               4.   Use of Proceeds..........................................................................      6

               5.   Financial Condition......................................................................      6

          E.   Description of Specific Types of Financing....................................................      8

               1.   Exelon External Financing................................................................      8

                         (a)  Common Stock...................................................................      8

                              i.   General...................................................................      8

                              ii.  Acquisitions..............................................................      9

                         (b)  Preferred Securities...........................................................     10

                         (c)  Long-Term Debt.................................................................     10

                         (d)  Short-Term Debt................................................................     12

                         (e)  Total Financing Sought.........................................................     13

                         (f)  Financing Risk Management Devices..............................................     13

                              i.   Interest Rate Risk........................................................     13

                              ii.  Anticipatory Hedges.......................................................     14

                              iii.  Accounting Standards.............................................................      14

          2.   Financing Subsidiaries................................................................................      14

          3.   Utility Subsidiary Financing..........................................................................      16

                    (a)       Short-Term Debt........................................................................      17

                    (b)       Genco Financing and Assumption of Indebtedness.........................................      17

                    (c)       Financing Risk Management Devices......................................................      19

          4.   Non-Utility Subsidiary Financings.....................................................................      20

          5.   Guarantees, Intra-system Advances and Intra-System Money Pool.........................................      21

                    (a)       Guarantee and Intra-system Advances....................................................      21

                    (b)       Non-Utility Subsidiary Guarantees......................................................      23

                    (c)       Authorization and Operation of the Money Pools.........................................      23

                              i.   Utility Money Pool................................................................      24

                              ii.  Non-Utility Money Pool............................................................      26

                              iii. Other Contributions to Money Pool.................................................      26

                              iv.  Operation of the Money Pools and Administrative Matters...........................      26

                              v.   Use of Proceeds...................................................................      27

                    (d)       Intra-System Financing.................................................................      27

          6.   Changes in Capital Stock of Majority Owned Subsidiaries...............................................      28

          7.   Conduit Financing of Genco and Enterprises through Ventures and Exelon Energy Delivery................      28

     F.   Payment of Dividends out of Capital or Unearned Surplus by ComEd, PECO or Exelon...........................      28

          1.   Request for Authority to Pay Dividends................................................................      28

          2.   Reasons for Reductions in Retained Earnings...........................................................      30

          3.   Standards for Approval of Request.....................................................................      32

     G.   Rule 53 and Rule 54 Analysis...............................................................................      35

          1.   Rule 53 Requirements...................................................................   35

          2.   Exelon's Compliance with Rule 53 Requirements..........................................   36

          3.   Exelon Rule 53 Undertakings............................................................   50

          4.   Rule 54 Analysis.......................................................................   50

     H.   Dividend Reinvestment Plan..................................................................   50

     I.   Employee Stock-Based Plans..................................................................   51

     J.   Payment Of Dividends by Non-Utility Subsidiaries Out Of Capital And Unearned Surplus........   55

     K.   Filing of Certificates of Notification......................................................   55

Item 2.   Fees, Commissions and Expenses..............................................................   56

Item 3.   Applicable Statutory Provisions.............................................................   57

Item 4.   Regulatory Approvals........................................................................   57

Item 5.   Procedure...................................................................................   57

Item 6.   Exhibits and Financial Statements...........................................................   57

     A.   Exhibits....................................................................................   57

     B.   Financial Statements........................................................................   61

Item 7.   Information as to Environmental Effects.....................................................   61

Item 1.                         Description of the Proposed Transaction

          A.   Introduction and General Request

               1.   Introduction

               Exelon Corporation, a Pennsylvania Corporation ("Exelon"), filed an Application-Declaration on Form U-1 (File No.70-09645) on March 16, 2000 (as amended, the "Merger U-1") with the Securities and Exchange Commission (the "Commission") under Section 9(a)(2) and Section 10 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), seeking approvals relating to the proposed acquisition by Exelon of all the common stock of Commonwealth Edison Company ("ComEd"), an electric utility company, and currently a subsidiary of Unicom Corporation ("Unicom"); of PECO Energy Company ("PECO"), an electric and gas utility company; of Exelon Generation Company, LLC ("Genco"), to which the generating assets of ComEd and PECO will be transferred, each of which will be an electric utility company; and, indirectly of the public utility subsidiaries of ComEd and PECO. The Merger (as defined in the Merger U-1) was completed October 20, 2000. Exelon filed its notice of intent to register as a holding company under the Act on October 20, 2000, subsequent to the Commission issuing its order approving the Merger on October 19, 2000 (HCAR No. 35-27256; 70-
9645). The transaction contemplated in the Merger U-1 are referred to therein as the Merger and the Restructurings and those terms are used herein with the same meanings.

               Each of the entities that will be directly or indirectly owned subsidiaries of Exelon upon consummation of the acquisition described in the Merger U-1 is referred to herein individually as a "Subsidiary" and collectively as "Subsidiaries." For purposes hereof, "Subsidiary" and "Subsidiaries" shall also include other direct or indirect subsidiaries that Exelon may form after the Merger with the approval of the Commission, pursuant to the Rule 58 exemption or pursuant to Sections 32, 33 or 34 of the Act. Exelon and the Subsidiaries are sometimes hereinafter collectively referred to as the "Exelon System" or as the "Applicants." For purposes of section 1.E.5., "Money Pool," the term "Subsidiary" or "Subsidiaries" shall include only the companies specifically referred to on the cover and named on the signature page of this Application/Declaration. The Commission is asked to reserve jurisdiction over the participation in the relevant money pool of future companies formed by Exelon until a specific post-effective amendment is filed, naming the subsidiary to be added as a participant in the relevant money pool.

               2.   General Request

               This Application/Declaration seeks the authorization and approval of the Commission with respect to the ongoing financing activities, the provision of intra-system services and guarantees, and other matters pertaining to Exelon and its Subsidiaries after giving effect to the Merger and registration of Exelon as a holding company./1/ Specifically, this Application-Declaration seeks the following authorizations and approvals of the Commission:

____________________

1    Exelon has filed a separate Application-Declaration on Form U-1 in Docket
70-9691 (the "Investment U-1") seeking authorization to make certain acquisitions in non-utility subsidiaries and related matters.

               . In order to ensure that the Exelon System is able to meet its capital requirements immediately following registration and plan its future financing, Exelon and its Subsidiaries hereby request authorization for financing transactions for the period beginning with the effective date of an order issued pursuant to this filing and continuing to and including March 31, 2004 (the "Authorization Period").

               . Exelon also requests that the Commission approve the issuance of 21 million shares of common stock under dividend reinvestment and stock-based management incentive and employee benefit plans pursuant to Sections 6(a) and 7 of the Act, all as more specifically described below.

               . Exelon also requests the Commission approve the aggregate financing request in the amount of $8 billion/2/ outstanding at any time, representing financing authorizations relating to equity securities, preferred securities and debt, plus an aggregate $2.7 billion outstanding at any time in short-term financing capacity for the Utility Subsidiaries as more fully described in this Application-Declaration for Exelon and its Subsidiaries.

               . Exelon also requests the Commission approve the issuance by Exelon and certain Subsidiaries of guarantees in an aggregate amount not to exceed $4.5 billion outstanding at any time in exposure as more fully described below.

               . Exelon also requests the authorization and approval of the Commission under other sections of the Act and applicable rules and regulations of the Commission promulgated thereunder with respect to intra-system guarantees, the formation and operation of a Utility Money Pool and a Non-Utility Money Pool and the payment of dividends out of capital or unearned surplus by Exelon and certain Subsidiaries as more fully described in this Application-Declaration.

          B.   Description of the Parties to the Transaction

               Following the consummation of the Merger and Restructurings, Exelon will have three principal operating public utility company subsidiaries (the "Utility Subsidiaries")/3/:

            . PECO, a public utility company engaged (i) in the transmission, distribution and sale of electricity and (ii) in the purchase and sale of natural gas in Pennsylvania;

________________________


/2/ Exelon seeks approval for additional financing in the amount of $4 billion at the present time and requests the Commission to reserve jurisdiction with respect to the balance of $4 billion until such time as the record is complete. As noted below, Exelon will initially be subject to an additional limitation that short-term indebtedness issued under the authorization sought herein not exceed $3 billion at any time outstanding. Exelon requests the Commission reserve jurisdiction on a request that this additional limitation be eliminated as described below.

/3/ For purposes of this filing, "Utility Subsidiaries" also includes Commonwealth Edison Company of Indiana, PECO Energy Power Company, Susquehanna Power Company and Susquehanna Electric Company.

               . ComEd, a public utility company engaged in the transmission, distribution and sale of electricity in Illinois;

               . Genco, a public utility company engaged in the generation and sale of electricity in Pennsylvania, Illinois and elsewhere./4/

          In addition, Exelon will have the following other principal Subsidiaries./5/

               . Exelon Business Services Company ("Exelon Services"), the service company for the Exelon System;

               . Exelon Energy Delivery Company ("Exelon Energy Delivery") which will serve as a holding company for ComEd and PECO;

               . Exelon Ventures Company ("Ventures"), a non-utility company and a first tier Subsidiary of Exelon which will have as wholly-owned subsidiaries, Genco and Exelon Enterprises Company, LLC ("Enterprises").; and

               . Enterprises, the principal Subsidiary through which Exelon will conduct its non-utility businesses. Enterprises will have as subsidiaries the existing non-utility subsidiaries of Unicom and PECO, other than PECO's interest in AmerGen.

          A list of Exelon's other Subsidiaries is set forth in the Merger U-1 and the exhibits thereto. All of Exelon's direct and indirect Subsidiaries, other than the Utility Subsidiaries, are herein called the "Non-Utility Subsidiaries."

          C.   Overview of the Financing Request

               The Applicants hereby request authorization to engage in the financing transactions set forth herein during the Authorization Period. The approval by the Commission of this Application/Declaration will give the Applicants the flexibility that will allow them to respond quickly and efficiently to their financing needs and to changes in market conditions, allowing them to efficiently and effectively carry on competitive business activities designed to provide benefits to customers and shareholders. Approval of this Application/Declaration is

4    See the Merger U-1 regarding the corporate structure of Genco.

5    In the Merger U-1, Exelon seeks authority to create Exelon Energy Delivery
Company which would own the common stock of ComEd and PECO currently held by Exelon.

6    As described in the Merger U-1, Ventures is necessary to achieve the desired corporate reorganization of the Unicom non-utility Subsidiaries and the PECO non-utility Subsidiaries without incurring substantial income tax liability.

consistent with existing Commission precedent, both for newly registered holding company systems/7/ and holding company systems that have been registered for a longer period of time./8/

               The financing authorizations requested herein relate to:

               (1) (a) external issuances by Exelon of common stock, preferred stock and preferred stock equivalent securities (collectively "preferred securities"), long-term debt, short-term debt, and other securities, (b) guarantees of obligations of affiliated or unaffiliated persons in favor of other unaffiliated persons, and (c) the entering into by Exelon of transactions to manage interest rate risk ("hedging transactions");/9/

               (2) issuances of securities, guarantees and the entering into of hedging transactions by the Utility Subsidiaries to the extent not exempt pursuant to Rule 52;

               (3) issuances by Non-Utility Subsidiaries of securities and authority to enter into hedging transactions which are not exempt pursuant to Rule 52;

               (4) the establishment of a utility money pool (the "Utility Money Pool") and a non-utility money pool (the "Non-Utility Money Pool") and the issuance of intra-system guarantees by Exelon and the Non-Utility Subsidiaries on behalf of the Subsidiaries;

               (5) the continuation of existing intra-system debt and guarantees;

               (6) the ability of 50% or more owned Subsidiaries to alter their capital stock in order to engage in financing transactions with their parent company;

               (7) the ability of Exelon and its Subsidiaries to pay dividends out of capital or unearned surplus;

__________________

7    See e.g., New Century Energies, Inc., Holding Co. Act Release No. 35-26750
(Aug. 1, 1997); Ameren Corporation, Holding Co. Act Release No. 35-26809 (Dec. 30, 1997); Conectiv, Inc., Holding Co. Act Release No. 35-26833 (Feb. 26, 1998); Dominion Resources, Inc., Holding Co. Act Release No. 35-27112 (Dec. 15, 1999); and SCANA Corporation, Holding Co. Act Release No. 35-27135 (Feb. 14, 2000).

8    See e.g., The Columbia Gas System, Inc., Holding Co. Act Release No.
35-26634 (Dec. 23, 1996); Gulf States Utilities Company, Holding Co. Act Release No. 35-26451 (Jan. 16, 1996).

9    "Hedging Transactions" include only those transactions related to financing activities. Engaging in futures and other commodity related risk management by Exelon and its subsidiaries constitute part of their normal business activities and as such do not require Commission approval. See Southern Energy, Inc., Holding Co. Act Release No. 35-27020 (May 13, 1999); Entergy Corp., Holding Co. Act Release No. 35-26812 (Jan. 6, 1998); New Century Energies, Holding Co. Act Release No. 35-26748 (Aug. 1, 1997); National Fuel Gas Co., Holding Co. Act Release No. 35-2666 (Feb. 12, 1997).

               (8) the formation of financing entities and the issuance by such entities of securities otherwise authorized to be issued and sold pursuant to this Application/Declaration or pursuant to applicable exemptions under the Act, including intra-system guarantees of such securities and the retention of existing financing entities; and

               (9) issuance of debt or equity securities by Exelon Energy Delivery and Ventures for the purpose of acting as a conduit for additional financing to Genco and Enterprises.

          D.   Parameters for Financing Authorization

               Authorization is requested herein to engage in certain financing transactions during the Authorization Period for which the specific terms and conditions are not at this time known, and which may not be covered by Rule 52, without further prior approval by the Commission. The following general terms will be applicable where appropriate to the financing transactions requested to be authorized hereby:

               1.   Effective Cost of Money.

               The effective cost of money on long-term debt borrowings occurring pursuant to the authorizations granted under this Application/Declaration will not exceed the greater of (a) 350 basis points over the comparable term U.S. Treasury securities or (b) a gross spread over U.S. Treasuries that is consistent with similar securities of comparable credit quality and maturities issued by other companies. The effective cost of money on short-term debt borrowings pursuant to authorizations granted under this Application/Declaration will not exceed the greater of (a) 350 basis points over the comparable term London Interbank Offered Rate ("LIBOR") or (b) a gross spread over LIBOR that is consistent with similar securities of comparable credit quality and maturities issued by other companies./10/ The dividend rate on any series of preferred securities will not exceed the greater of (a) 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of such series of preferred securities or (b) a rate that is consistent with similar securities of comparable credit quality and maturities issued by other companies.

               2.   Maturity of Debt and Final Redemption on Preferred
                    Securities.

          The maturity of indebtedness will not exceed 50 years. All preferred securities will be redeemed no later than 50 years after the issuance thereof.

_______________

10   See The Southern Company, Holding Company Act Release No. 35-27134 (Feb. 9,
2000).

               3.   Issuance Expenses.

               The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security pursuant to this Application/Declaration (not including any original issue discount) will not exceed 5% of the principal or total amount of the security being issued.

               4.   Use of Proceeds.

               The proceeds from the sale of securities in external financing transactions will be used for general corporate purposes including:

          . the financing, in part, of the capital expenditures of the Exelon System;

          . financing the cash portion of the consideration paid in the Merger;

          .    the financing of working capital requirements of the Exelon
               System;

          . the acquisition, retirement or redemption pursuant to Rule 42 of securities previously issued by Exelon or its Subsidiaries without the need for prior Commission approval; and

          . other lawful purposes, including direct or indirect investment in companies authorized under the Merger U-1 and under the Investment U-1, including Rule 58 companies, other subsidiaries approved by the Commission, Exempt Wholesale Generators ("EWGs"), Foreign Utility Companies ("FUCOs") and Exempt Telecommunications Companies ("ETCs")./11/ The Applicants represent that no such financing proceeds will be used to acquire or form a new subsidiary unless such financing is consummated in accordance with an order of the Commission or an available exemption under the Act.

               5.   Financial Condition

Exelon's principal utility operating subsidiaries -- ComEd and PECO are financially sound and each have investment grade ratings from major national rating agencies. Exelon will also be a financially sound company./12/ Furthermore, Exelon has an investment grade rating (a corporate rating of A-from S & P and an issuer rating of Baa3 from Moody's and a senior unsecured rating of BBB from Fitch). The anticipated consolidated common equity of Exelon when it is formed in the Merger,
_____________________

/11/ Exelon will make additional investments in EWGs and FUCOs during the Authorization Period. Accordingly, Rules 53 and 54 apply to this Application-Declaration. Compliance with these rules is addressed below.



/12/ As a newly formed company, Genco may not have a rating from nationally recognized rating agencies immediately when it commences operations. As noted herein, the absence of an investment grade rating will likely increase the necessity for Genco to receive financial support from Exelon.

including securitization indebtedness of the Utility Subsidiaries,/13/ the $510 million borrowing necessary to pay the cash portion of the merger consideration, short-term debt and current maturities of long-term debt is 29.7% of total Consolidated Capitalization (common equity, preferred stock and long-term and short-term debt, including current maturities of long-term debt)./14/ Exelon commits that it will achieve Consolidated Capitalization, including securitization debt, of at least 30% by December 31, 2002 and, at all times thereafter during the Authorization Period, its common equity (as reflected on the balance sheets contained in its most recent 10-K or 10-Q filed with the Commission pursuant to the 1934 Act) will be at least 30% of its Consolidated Capitalization and it will maintain from and after December 31, 2002 at least an investment grade corporate or senior unsecured debt rating by at least one nationally recognised rating agency./15/ Further, ComEd commits that it will maintain common equity of at least 30% of its capitalization (calculated in the same manner as described above) and at least an investment grade senior secured debt rating by at least one nationally recognized rating agency and PECO commits that it will maintain common equity of at least 30% of its capitalization (calculated in the same manner provided, however, that PECO may exclude securitization debt from the calculation of indebtedness and total capitalization) and at least an investment grade rating by one nationally recognized rating agency. The consequences of failing to maintain an investment grade rating or common equity of at least 30% of Consolidated Capitalization when required is that Exelon and its Subsidiaries (or if such failure were only by ComEd or PECO, such company) would not be authorized to issue securities in a transaction subject to Commission approval except for securities which would result in an increase in such common equity percentage or restoration of such rating. /16/ Exelon represents that it also will be in compliance with its Modified Rule 53 Test as described in

__________________

/13/ All of the outstanding securitization bonds of ComEd and PECO are currently rated "AAA." The structure of these financings, the orders of the respective State commissions and the statutory provisions of each State ensure that there will be sufficient cash flow from a dedicated portion of payments made by utility customers to at all times provide for principal and interest on the securitization bonds. The rates paid by customers are subject to adjustment in accordance with procedures of the respective states to ensure that amount collected are sufficient to meet debt service and other requirements under the securitization financings. See Utility Stranded Costs: Rating the Securitization of Transition Tariffs, Special Report, FitchIBCA (September 24, 1998) (available at www.FitchIBCA.com).

/14/ See footnote 15 below for the reasons it is appropriate to consider the special status securitization debt for purposes of consideration of the financial condition of Exelon and its Utility Subsidiaries. The anticipated consolidated capitalization takes into account the adjustments resulting from purchase accounting for the Merger and the effects of the Restructuring transactions. Debt issuance approved hereby could result in the Consolidated Capitalization going below the 29.7% level but as noted above, Exelon will achieve a ratio of not less than 30% by December 31, 2002.

/15/ The Commission has recognized that it is appropriate to consider securitization debt in the calculation of capitalization to determine compliance with its traditional test of a minimum equity component of capitalization of 30%. See West Penn Power Co., Holding Co. Act Release No. 35-27091 (Oct. 19,
1999)(exemption from 30% equity standard granted where utility's equity ratio was 15% because of transition bonds and other factors; excluding transition bonds, utility would satisfy 30% test). This approach is consistent with the rating agencies analysis of the impact of securitization on a utility's capital structure. In its September 23, 1999 rating review of PECO, Moody's noted:
"The major advantages of securitization from a credit perspective are the lower financing costs of higher rated securities and the greater certainty of recovery of stranded costs. As we analyze PECO post-securitization, Moody's will treat the securitized debt as fully non-recourse to the company. Moody's has grown comfortable with this analytical approach despite the fact that the Securities and Exchange Commission's guidelines require the debt to appear on the company's balance sheet. Under this approach, we will adjust cash flow downward to account for the setting aside of cash flows derived from collection of reimbursable transition charges to serve the fixed charges associated with the securitization bonds. This approach, we believe, better reflects the cash flow streams available for protection of PECO's traditional fixed income investors."

/16/ Securities issuances not subject to Commission approval such as State commission approved utility financing or financings for ETCs would be unaffected.

Item 1.G. below. A detailed discussion of the financial condition of the Exelon System is presented below.

     Notwithstanding the commitments described in the preceding paragraph regarding investment grade ratings and the 30% common equity requirements, Exelon, ComEd and PECO each request that the Commission authorize the continued issuance of securities as described herein through the Authorization Period in circumstances where the issuer is not in compliance with one or more of such requirements but will comply with terms described in a post-effective amendment hereto. Exelon, ComEd and PECO request that the Commission reserve jurisdiction over the approval sought in this paragraph pending completion of the record.

     E.   Description of Specific Types of Financing

          1.  Exelon External Financing

          Exelon requests authorization to obtain funds externally through sales of common stock, preferred securities, long-term debt and short-term debt securities. With respect to common stock, Exelon also requests authority to issue common stock to third parties in consideration for the acquisition by Exelon or a Non-Utility Subsidiary of equity or debt securities of a company being acquired pursuant to Rule 58 or Sections 32, 33 or 34 of the Act. In addition, Exelon seeks the flexibility to enter into certain hedging transactions to manage rate risk and for other lawful purposes.

          (a)  Common Stock

          Exelon is authorized under its restated articles of incorporation to issue 500,000,000 shares of common stock (no par value)./17/ Exelon will issue approximately 328,000,000 shares of common stock in connection with the Merger./18/ The aggregate amount of financing obtained by Exelon during the Authorization Period from issuance and sale of common stock (other than for employee benefit plans or stock purchase and dividend reinvestment plans as discussed below and other than shares issued in the Merger), when combined with the long-term debt, short-term debt and preferred securities issued and then outstanding, as described in this section, shall not exceed $8 billion for the uses set forth in Item.1.D. above. Exelon common stock issued in any of the circumstances described in Item 1.E.1.(a)(ii) below relating to acquisitions of companies shall be valued, for purposes of determining compliance with the aggregate financing limitation set out herein, at its market value as of the date of issuance (or if appropriate at the date of a binding contract providing for the issuance thereof).

               i.   General

          Subject to the foregoing, Exelon may issue and sell common stock or options, warrants or other stock purchase rights exercisable for common stock. Exelon may also buy back shares of such stock or such options during the Authorization Period in accordance with Rule 42.

______________
/17/ Under its Restated Articles of Incorporation, Exelon is authorized to issue 600,000,000 shares consisting of 500,000,000 shares of common stock and 100,000,000 shares of preferred stock.

/18/ This figure assumes all options and restricted stock will be exercised for outstanding shares of PECO and Unicom, as the case may be and converted to Exelon shares in the Merger. To the extent these options or restricted shares do not result in the issuance of Unicom or PECO common stock prior to the Merger, the number of shares issued in the Merger will be lower.

          Common stock financings may be effected pursuant to underwriting agreements of a type generally standard in the industry. Public distributions may be pursuant to private negotiation with underwriters, dealers or agents as discussed below or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such common stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

          Exelon may sell common stock covered by this Application-Declaration in any one of the following ways: (i) through underwriters or dealers; (ii) through agents; (iii) directly to a limited number of purchasers or a single purchaser; or (iv) directly to employees (or to trusts established for their benefit), shareholders and others through its employee benefit plans or stock purchase and dividend reinvestment plans. If underwriters are used in the sale of the securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by Exelon) or directly by one or more underwriters acting alone. The securities may be sold directly by Exelon or through agents designated by Exelon from time to time. If dealers are utilized in the sale of any of the securities, Exelon will sell such securities to the dealers as principals. Any dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. If common stock is being sold in an underwritten offering, Exelon may grant the underwriters thereof a "green shoe" option permitting the purchase from Exelon at the same price of additional shares then being offered solely for the purpose of covering over-allotments.

          A very small amount of ComEd common stock will not be held by Exelon. This stock has been and will be acquired by the holders thereof upon conversion of certain outstanding warrants or upon conversion of ComEd convertible preferred stock. Unicom extended a standing offer to these holders of ComEd common stock to exchange the stock for Unicom common stock. Exelon wishes to continue this program.

               ii.  Acquisitions

          Under Rule 58 and Sections 32, 33 and 34 of the Act, Exelon is or will be authorized to acquire securities of companies engaged in functionally related businesses, "energy-related businesses" as described in Rule 58, EWGs, FUCOs and ETCs. Exelon may also issue common stock or options, warrants or other stock purchase rights exercisable for common stock in public or privately-negotiated transactions as consideration for the equity securities or assets of other companies, provided that the acquisition of any such equity securities or assets has been authorized in the Investment U-1 proceeding or in a separate proceeding or is exempt under the Act or the rules thereunder./19/

          (b)  Preferred Securities.

          Exelon seeks to have the flexibility to issue its authorized preferred stock or other types of preferred securities (including, without limitation, trust preferred securities or monthly income preferred securities) directly or indirectly through one or more special-purpose financing subsidiaries organized by Exelon specifically for such purpose as authorized by the order to be issued in the Investment U-1. The aggregate amount of financing obtained by Exelon during the Authorization Period from issuance and sale of preferred securities, when combined with the amount of common stock (other than for benefit plans or stock purchase and dividend reinvestment plans and other than shares issued in the Merger), short-term debt and long-term debt issued and then outstanding, as described in this section, shall not exceed $8 billion for the uses set forth in
Item 1.D. above. The proceeds of preferred securities would provide an important source of future financing for the operations of and investments in non-utility businesses which are exempt under the Act or have been approved by the Commission./20/ Preferred stock or other types of preferred securities may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined by Exelon's board of directors. Dividends or distributions on preferred securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow the issuer to defer dividend payments for specified periods. Preferred securities may be convertible or exchangeable into shares of Exelon common stock or indebtedness.

          Preferred securities may be sold directly through underwriters or dealers in connection with an acquisition in a manner similar to that described for common stock in E. 1 (a) above.

          (c)  Long-Term Debt

____________________

/19/ The Commission has previously approved the issuance of common stock as consideration for the acquisition of a new business in an exempt transaction or transaction that has been approved in a separate proceeding. See e.g., SCANA Corp., Holding Co. Act Release No. 35-27135 (Feb. 14, 2000).

/20/ Recently, the Commission approved a similar financing application filed by Southern Company in which Southern Company requested approval to issue preferred securities and long-term debt, directly or indirectly through special-purpose financing entities. See The Southern Company, Holding Co. Act Release No. 35-27134 (Feb. 9, 2000). In that case, the Commission took account of the changing needs of registered holding companies for sources of capital other than common equity and short-term debt brought about primarily by the elimination of restrictions under the Act on investments in various types of non-core businesses (e.g., EWGs, FUCOs, ETCs and businesses allowed by Rule 58). The Commission noted that, without the ability to raise capital in external markets that is appropriate for such investments, registered holding companies would be at a competitive disadvantage to other energy companies that are not subject to regulation under the Act.

          The aggregate amount of financing obtained by Exelon during the Authorization Period from issuance and sale of long-term debt securities, when combined with the common stock (other than for benefit plans or stock purchase and dividend reinvestment plans and other than shares issued in the Merger), short-term debt and preferred securities issued and then outstanding, as described in this section, shall not exceed $8 billion/21/ for the uses set forth in Item 1.D. above. Issuances of securities by Genco shall count against such aggregate limitation as set forth in Item 1.E.3.b below. Such long-term debt securities would be comprised of bonds, notes, medium-term notes or debentures under one or more indentures (each, the "Exelon Indenture") or long-term indebtedness under agreements with banks or other institutional lenders.

          Any long-term debt security would have such designation, aggregate principal amount, maturity, interest rate(s) or methods of determining the same, terms of payment of interest, redemption provisions, sinking fund terms and other terms and conditions as Exelon may determine at the time of issuance. Any long-term debt (a) may be convertible into any other securities of Exelon, (b) will have maturities ranging from one to 50 years, (c) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (d) may be entitled to mandatory or optional sinking fund provisions, (e) may provide for reset of the coupon pursuant to a remarketing arrangement, (f) may be subject to tender or the obligation of the issuer to repurchase at the election of the holder or upon the occurrence of a specified event, (g) may be called from existing investors by a third party and, (h) may be entitled to the benefit of positive or negative financial or other covenants.

          The maturity dates, interest rates, redemption and sinking fund provisions, tender or repurchase and conversion features, if any, with respect to the long-term securities of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding.

          Borrowings from the banks and other financial institutions may be unsecured and pari passu with debt securities issued under the Exelon Indenture and the short-term credit facilities (as described below). Long-term debt may be secured by property of Exelon. Specific terms of any borrowings will be determined by Exelon at the time of issuance and will comply in all regards with the parameters on financing authorization set forth in Section D above.

          The Exelon system will require up to $510 million in connection with the closing of the Merger. This amount was borrowed just prior to the closing of the Merger. As a pre-existing obligation, this amount will not count against the $8 billion in overall financing authority sought herein.

_______________

/21/   See footnote 2 regarding the request for reservation of jurisdiction.

          The request for authorization for Exelon to issue long-term debt securities is consistent with authorization that the Commission has granted to other holding companies./22/

          (d)  Short-Term Debt

          Exelon seeks authority to issue short-term debt to provide for the reissuance of pre-Merger letters or lines of credit or commercial paper and to provide financing for general corporate purposes, working capital requirements and temporary financing of Subsidiary capital expenditures. The aggregate amount of financing obtained by Exelon during the Authorization Period from issuance and sale of short-term debt, when combined with common stock (other than for employee benefit plans or stock purchase and dividend reinvestment plans as discussed below and other than shares issued in the Merger), long-term debt, and preferred securities issued and then outstanding, as described in this section, shall not exceed $8 billion for the uses set forth in Item1.D. above./23/ However, Exelon will limit the amount of short-term debt issued and outstanding at any time pursuant to the authority sought herein to $3 billion. Exelon requests that this additional limitations cease and Exelon be authorized to issue short-term debt up the full amount of financing authority available at any given time (i.e., $4 billion initially or such higher amount as the Commission approves under the reservation of jurisdiction on the total financing request of up to $8 billion). Exelon requests that the Commission reserve jurisdiction on the request in the preceding sentence pending completion of the records.

          Any short-term debt outstanding or credit facility of Unicom existing at the time of the Merger may be assumed by Exelon./24/ Existing financing arrangements at PECO will not be assumed by Exelon. However, Genco is expected to assume the outstanding pollution control loan obligations of PECO ($369 million outstanding at June 30, 2000) which financed facilities located at generating stations that will be transferred to Genco by PECO. See item I.E.3 below. None of ComEd's financing obligations will be assumed by Genco.

          Exelon may also sell commercial paper, from time to time, in established domestic or European commercial paper markets. Such commercial paper would be sold to dealers at the discount rate or the coupon rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring commercial paper from Exelon will reoffer such paper at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. Institutional investors are expected to include commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities and finance companies.

__________________

/22/ See Cinergy Corp., Holding Co. Act Release No. 35-27190 (June 23, 2000);
         ------------
National Grid Group, Holding Co. Act Release No. 35-27154 (Mar. 15, 2000); SCANA Corporation, Holding Co. Act Release No. 35-27135 (Feb. 14, 2000); The Southern Company, Holding Co. Act Release No. 35-27134 (Feb. 9, 2000); Dominion Resources, Inc., Holding Co. Act Release No. 35-27112 (Dec. 15, 1999) (authorizing the issuance of debt securities by the registered holding company, including the refinancing of $4.5 billion of acquisition indebtedness); Cinergy Corp., Holding Co. Act Release No. 35-26909 (Aug. 21, 1998) (authorizing the issuance of up to $400 million of unsecured debt securities); Conectiv, Inc., Holding Co. Act Release No. 35-26921 (Sept. 28, 1998) (authorizing issuance of up to $250 million of debentures).

/23/ See note 2 regarding Exelon's request that the Commission reserve jurisdiction on $4 billion of such amount.

/24/ Unicom currently guaranties committed lines of bank credit available to a Non-Utility Subsidiary for $400 million (from a group of 20 banks) which expire on December 15, 2000. This facility and guarantee may remain in place at Exelon following the Merger. The credit agreement was extinguished on August 7, 2000.

          Exelon may, without counting against the limit set forth above, maintain back up lines of credit in connection with a commercial paper program in an aggregate amount not to exceed the amount of authorized commercial paper.

          Credit lines may be set up for use by Exelon for general corporate purposes in addition to credit lines to support commercial paper as described in this subsection. Exelon will borrow and repay under such lines of credit, from time to time, as it is deemed appropriate or necessary.

          (e)  Total Financing Sought

          The aggregate amount of new equity, preferred securities, long-term debt and short-term debt financing to be obtained by Exelon during the Authorization Period (excluding securities issued during the Authorization Period to refund then outstanding securities) shall be not greater than $ 8 billion. In addition, Exelon shall have the authority to issue guarantees up to $4.5 billion. As set forth below, Exelon's authority will be aggregated with Genco for purposes of the $8 billion limitation on financing and the $4.5 billion limitation on guarantees. As noted, Exelon is requesting that the Commission reserve jurisdiction in certain respects until the record is completed. Exelon seeks immediate approval for total financing of $4 billion plus $4.5 billion in guarantees.

          (f)  Financing Risk Management Devices

                    i.  Interest Rate Risk.

          Exelon requests authority to enter into, perform, purchase and sell financial instruments intended to reduce or manage the volatility of interest rates, including but not limited to interest rate swaps, caps, floors, collars and forward agreements or any other similar agreements. Hedges may also include issuance of structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury or Agency (e.g., FNMA) obligations or LIBOR based swap instruments (collectively referred to as "Hedge Instruments"). The transactions would be for fixed periods and stated notional amounts. Exelon would employ interest rate derivatives as a means of prudently managing the risk associated with any of its outstanding debt issued pursuant to this authorization or an applicable exemption by, in effect, synthetically (i) converting variable rate debt to fixed rate debt, (ii) converting fixed rate debt to variable rate debt and (iii) limiting the impact of changes in interest rates resulting from variable rate debt. In no case will the notional principal amount of any interest rate swap exceed the greater of the value of the underlying debt instrument or the present market value of the underlying debt instrument and related interest rate exposure. Transactions will be entered into for a fixed or determinable period. Thus, Exelon will not engage in speculative transactions unassociated with its financing needs and activities. Exelon will only enter into agreements with counterparties ("Approved Counterparties") whose senior debt ratings, as published by a national recognized rating agency are greater than or equal to "BBB," or an equivalent rating.

                    ii.   Anticipatory Hedges.

          In addition, Exelon and the Subsidiaries request authorization to enter into interest rate hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges"), subject to certain limitations and restrictions. Such Anticipatory Hedges would only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded Hedge Instruments (a "Forward Sale"), (ii) the purchase of put options on Hedge Instruments (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options Hedge Instruments (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of Hedge Instruments, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges. Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade ("CBOT"), the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. Exelon or Subsidiary will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution. Exelon or a Subsidiary may decide to lock in interest rates and/or limit its exposure to interest rate increases./25/

                    iii.  Accounting Standards.

          Exelon and its Subsidiaries will comply with Statement of Financial Accounting Standards ("SFAS") 80 ("Accounting for Futures Contracts"), SFAS 133 ("Accounting for Derivatives Instruments and Hedging Activities"), when effective in January 2001 or such other standards relating to accounting for derivative transactions as are adopted and implemented by the Financial Accounting Standards Board ("FASB"). The Hedge Instruments and Anticipatory Hedges approved hereunder will quality in Exelon's good faith judgment for hedge accounting treatment under the current FASB standards in effect and as determined at the date such Hedge Instruments or Anticipatory Hedges are entered into. Exelon requests authority to enter into Hedge Instruments and Anticipatory Hedges which do not quality for hedge accounting treatment under FASB. Exelon requests the Commission reserve jurisdiction on this request until the record is complete.

          2.   Financing Subsidiaries

          Exelon and the Subsidiaries request authority to acquire, directly or indirectly, the equity securities of one or more corporations, trusts, partnerships or other entities created specifically for the purpose of facilitating the financing of the authorized and exempt activities (including exempt and authorized acquisitions) of Exelon and the Subsidiaries through the issuance of long-term debt, preferred securities or equity securities, to third parties and the

_________________

/25/ The proposed terms and conditions of the Interest Rate Hedges and Anticipatory Hedges are substantially the same as the Commission has approved in other cases. See SCANA Corporation, Holding Co. Act Release No. 35-27135 (Feb. 14, 2000); New Century Energies, Inc., et al., Holding Co. Act Release No. 35-27000 (April 7, 1999); and Ameren Corp., et al., Holding Co. Act Release No. 35-27053 (July 23, 1999). See note 9 above regarding risk management activities of Genco.

transfer of the proceeds of such financings to Exelon or such Subsidiaries./26/ Exelon or a Subsidiary may, if required, guarantee or enter into support or expense agreements in respect of the obligations of any such Financing Subsidiaries. Subsidiaries may also provide guarantees and enter into support or expense agreements, if required, on behalf of such entities pursuant to Rules 45(b)(7) and 52, as applicable. Each of the Subsidiaries also requests authorization to enter into an expense agreement with its respective financing entity, pursuant to which it would agree to pay all expenses of such entity. Any amounts issued by such financing entities to third parties pursuant to this authorization will be included in the overall external financing limitation authorized herein for the immediate parent of such financing entity. However, the underlying intra-system mirror debt and parent guarantee shall not be so included./27/

          PECO has in place financing subsidiaries related to its securitization bonds. Under the terms of PECO's settlement of its 1998 electric restructuring proceeding and the final order of the Pennsylvania Commission approving the settlement, issued on May 14, 1998 (the "Restructuring Settlement" described in
Item 1.C.3 of the Merger U-1) PECO is permitted to recover $5.26 billion in stranded costs over a twelve year period that began on January 1, 1999. PECO's stranded costs are collected through a non-bypassable transition charge which must be paid by all of PECO's transmission and distribution customers, regardless of whether the customers continue to purchase their electric capacity or energy from PECO.

          As permitted under the Competition Act, certain portions of the May 14, 1998, order were designated a Qualified Rate Order ("QRO") authorizing PECO to securitize up to $4 billion of its recoverable costs through the issuance of Transition Bonds. On March 16, 2000, the Pennsylvania Commission issued a second QRO authorizing PECO to securitize an additional $1 billion. In order to accomplish the approved securitization transactions, PECO created an independent special purpose entity named PECO Energy Transition Trust ("PETT"). PETT is a statutory business trust established under the laws of the State of Delaware, and was formed on June 23, 1998 pursuant to a trust agreement between PECO, as grantor, First Union Trust Company, N.A., as issuer trustee, and two beneficiary trustees appointed by PECO. See PETT, SEC Form 10-Q (filed August 13, 1999 in File No. 333-58055). PETT was organized for the special purpose of purchasing from PECO Intangible Transition Property ("ITP"), issuing Transition Bonds, pledging its interest in the ITP and other collateral to the bond trustee to secure the Transition Bonds, and performing activities that are necessary and suitable to accomplish these purposes.


_____________________
/26/ One of the special purpose subsidiaries already in existence at PECO or Unicom, such as PECO-Energy Transition Trust or ComEd Transitional Funding Trust may be used for these purposes as well.

/27/ The authorization sought herein with respect to financing entities is substantially the same as that given to New Century Energies, Inc., Holding Co. Act Release No. 35-26750 (Aug. 1, 1997); Conectiv, Holding Co. Act Release No. 35-26833 (Feb. 26, 1998); Cinergy Corp., Holding Co. Act Release No. 35-26984 (Mar. 1, 1999); Dominion Resources, Inc., Holding Co. Act Release No. 35-27112 (Dec. 15, 1999) and SCANA Corporation, Holding Co. Act Release No. -35-27135 (Feb. 14, 2000).

          In accordance with the Restructuring Settlement and the QROs, PECO is utilizing the proceeds of the Transition Bonds to retire higher cost debt and buy-back equity securities. The investment of the Transition Bonds is being accomplished through a series of intercompany loans, contributions and distributions involving non-utility subsidiaries of PECO which will continue quarterly until May 2010. All borrowings represented by these transactions are by non-utility special purpose subsidiaries and are exempt under Rule 52(b)./28/ Contributions made by PECO to its subsidiary are exempt under Rule 45(b)(4). To the extent the distributions from the Non-Utility Subsidiary to PECO are out of capital or unearned surplus, Exelon seeks a waiver for all such payments by Non-Utility Subsidiaries in Item 1.J. hereof.

          3.  Utility Subsidiary Financing

          As indicated on Exhibits M-1 and M-2 hereto, certain Utility Subsidiaries currently have financing arrangements in place. These arrangements will remain in place following the Merger and are described in more detail in Exhibits M-1 and M-2 hereto.

          Rule 52 provides an exemption from the prior authorization requirements of the Act for most of the issuances and sales of securities by the Utility Subsidiaries because they must be approved by the relevant state public utility commission, which, in the case of PECO is the Pennsylvania Public Utility Commission (the "Pennsylvania Commission") and in the case of ComEd is the Illinois Commerce Commission (the "Illinois Commission")./29/

          However, certain external financings by the Utility Subsidiaries for which authorization is requested herein may be outside the Rule 52 exemption. In particular, Genco is not subject to the jurisdiction of any state commission in respect of securities issuances. The authority herein sought excludes financings exempt under Rule 52. Financings obtained under this authorization will be used for general corporate purposes and working capital requirements, including contributions to the Utility Money Pool. These financings may be made under instruments in place at the time of the Merger or new agreements so long as any such instrument or agreement complies with the limitations described herein.

_________________


/28/ Rule 52(b) is not available for issuances by a "fiscal or financing agency" of a holding company or utility company. The entities involved in the intercompany loans referred to in this paragraph are not acting in the capacity of a financing vehicle for PECO to raise capital from third parties, but rather are engaged solely in intercompany transactions for the purpose of achieving tax efficiency for the securitization transaction. Thus, while some of these entities could be considered "financing subsidiaries" in other contexts, they are not so acting for the described transactions and therefore are eligible to use Rule 52(b). See Southern Co., Holding Co. Act Release No.35-27134 (Feb. 9,
2000) at notes 22 and 23. In addition, the structure does not involve any subsidiary lending its credit to Exelon. Id.

/29/ In general, all securities issuances by ComEd must be approved by the Illinois Commission other than indebtedness with a final maturity of less than one year, renewable for a period of not more than two years. 220 ILCS 5/6-102. Similarly, all securities issuances by PECO must be approved by the Pennsylvania Commission, other than securities with a maturity of one year or less or having no fixed maturity but payable on demand. 66 Pa.C.S.1901(b)(4)and (5).

          To the extent not exempt under Rule 52, PECO and its Subsidiaries seek authority to refinance during the Authorization Period up to the full outstanding principal amount of its transition bonds due March 1, 2004 and due September 1, 2007 (outstanding at June 30, 2000, $1.132 billion, in the aggregate) with additional transition bonds. The final maturity of any such refunding transition bonds would not be later than March 1, 2011. The refinancing will be pursuant to the financing order of the Pennsylvania Commission. PECO will use the same financing structure with PECO Energy Transition Trust (or similar entity) as the issuer. See PECO Energy Transition Trust Form S-3 Registration Statement, File No. 333-31646.

          ComEd currently has no plans to issue further securitization bonds or to refinance any existing securitization bonds.

          (a)  Short-Term Debt

          Authority is requested for ComEd, PECO and Genco to issue commercial paper and establish and borrow under credit lines in the aggregate amount of $2.7 billion to be outstanding at any one time during the Authorization Period. ComEd currently has $1.2 billion and PECO $1.5 billion of short-term financing authority from the Federal Energy Regulatory Commission under Section 204 of the Federal Power Act. Because the generating activities of ComEd and PECO will be transferred to Genco in the Restructurings and it cannot be determined at this time what levels of short-term debt may be needed by ComEd, PECO and Genco, Exelon requests that the aggregate short-term borrowing limitation now in place for ComEd and PECO ($2.7 billion outstanding at any time) be the applicable limitation on an aggregate basis for all Utility Subsidiaries.

          The above-named Utility Subsidiaries request authority to sell commercial paper, from time to time, in established domestic commercial paper markets in a manner similar to Exelon as discussed above. Such Utility Subsidiaries may, without counting against the limit set forth above, maintain back up lines of credit in connection with a commercial paper program in an aggregate amount not to exceed the amount of authorized commercial paper.

          Credit lines may be set up for use by the Utility Subsidiaries for general corporate purposes in addition to credit lines to support commercial paper as described in this subsection. The Utility Subsidiaries will borrow and repay under such lines of credit, from time to time, as it is deemed appropriate or necessary. Subject to the limitations described herein, each such Utility Subsidiary may engage in other types of short-term financings as it may deem appropriate in light of its needs and market conditions at the time of issuance.

          (b)  Genco Financing and Assumption of Indebtedness

          Although Genco is an "electric utility company" under the Act, it will not be subject to the jurisdiction of any State commission in connection with the issuance of securities./30/ Accordingly, all securities issuances for Genco will require approval of the Commission.

          The request for Genco to engage in short-term financing is included above. The aggregate amount of common equity, preferred securities, long-term debt and short-term debt financing to be obtained by Genco during the Authorization Period (excluding securities issued during the Authorization Period to refund then outstanding securities) shall be not greater than $ 5.5 billion. Exelon requests approval of Genco financing in an amount up to $4 billion immediately and requests the Commission reserve jurisdiction on the remaining $1.5 billion pending completion of the record. Any issuance of securities by Genco to unrelated third parties under this authorization will reduce, dollar for dollar, the remaining financing authority available to Exelon; provided that issuances to Genco's parent companies reflecting conduit transactions shall not reduce the authority available to Exelon except to the extent Exelon has issued securities to fund such transactions.

          Genco is expected to assume the obligations on about $369 million of pollution control loan obligations of PECO issued in connection with facilities located at the generating stations to be transferred to Genco from PECO. Further, PECO currently provides a $100 million guarantee ensuring the safety of the nuclear stations owned by AmerGen in the event of an outage. The guarantee is required to remain in place until the cessation of operation and removal of the nuclear fuel from the core of the last generating facility. However, PECO or Genco could seek approval by the NRC of a substitute financial assurance mechanism. Genco seeks authority to assume that guarantee following the Merger (with or without the release of PECO). These assumptions would be in addition to the $4 billion for which immediate authority is requested above.

          Preferred stock or other types of preferred securities may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined by Genco's board of directors. Dividends or distributions on preferred securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow the issuer to defer dividend payments for specified periods.

          Preferred securities may be sold directly through underwriters or dealers in connection with an acquisition in a manner similar to that described for common stock in E. 1 (a) above.

          Long-term debt securities would be comprised of bonds, notes, medium-term notes or debentures under one or more indentures (each a "Genco Indenture") or long-term indebtedness under agreements with banks or other institutional lenders.

___________________________
/30/ By virtue of Section 318 of the Federal Power Act, Genco will not be subject to the jurisdiction of FERC in connection with the issuance of securities because it will be subject to the Commission's jurisdiction in that regard.

          Any long-term debt security would have such designation, aggregate principal amount, maturity, interest rate(s) or methods of determining the same, terms of payment of interest, redemption provisions, sinking fund terms and other terms and conditions as Genco may determine at the time of issuance. Any long-term debt (a) may be convertible into any other securities of Genco, (b) will have maturities ranging from one to 50 years, (c) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (d) may be entitled to mandatory or optional sinking fund provisions, (e) may provide for reset of the coupon pursuant to a remarketing arrangement, (f) may be subject to tender to the issuer for repurchase or be subject to the obligation of the issuer to repurchase at the election of the holder or upon the occurrence of a specified event, (g) may be called from existing investors by a third party and (f) may be entitled to the benefit of positive or negative financial or other covenants.

          The maturity dates, interest rates, redemption and sinking fund provisions and conversion features, if any, with respect to the long-term securities of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding.

          Borrowings from the banks and other financial institutions may be unsecured and rank pari passu with debt securities issued under the Genco Indenture and the short-term credit facilities (as described below). Long-term debt may be secured by property of Genco. Specific terms of any borrowings will be determined by Genco at the time of issuance and will comply in all regards with the parameters on financing authorization set forth in Section D above.

          Authority is requested for Genco to issue commercial paper and establish credit lines. Genco requests authority to sell commercial paper, from time to time, in established domestic commercial paper markets in a manner similar to Exelon as discussed above. Genco may, without counting against the limits set forth above, maintain back up lines of credit in connection with a commercial paper program in an aggregate amount not to exceed the amount of authorized commercial paper.

          Credit lines may be set up for use by Genco for general corporate purposes in addition to credit lines to support commercial paper as described in this subsection. Genco will borrow and repay under such lines of credit, from time to time, as it is deemed appropriate or necessary. Subject to the limitations described herein, Genco may engage in other types of short-term financings as it may deem appropriate in light of its needs and market conditions at the time of issuance.

          Authority is sought for Genco to enter into guarantees of the obligations of its Subsidiaries ("Genco Guarantees") as set forth below in
 Item 1.E.5.

          (c) Financing Risk Management Devices. To the extent not exempt under Rule 52, the Utility Subsidiaries requests authority to enter into, perform, purchase and sell interest rate management devices and Anticipatory Hedges subject to the limitations and requirements applicable to Exelon described in Item I.E.1.(g).

          4.  Non-Utility Subsidiary Financings

          As noted on Exhibits M-1 and M-2 hereto, certain Non-Utility Subsidiaries have financing arrangements in place. These arrangements are expected to remain in place following consummation of the Merger. Certain guarantees in favor of a direct or indirect Non-Utility Subsidiary issued by another Subsidiary may be replaced by Exelon guarantees as described below. In addition, the Merger U-1 contemplates, and the order permitting the Investment U-1 to become effective will authorize, the formation or retention of other Non-Utility Subsidiaries named therein which do not currently have outstanding debt. It is expected that future financing by all such Non-Utility Subsidiaries will be made pursuant to the terms of Rule 52.

          The Non-Utility Subsidiaries are engaged in and expect to continue to be active in the development and expansion of their existing energy-related or otherwise functionally-related, non-utility businesses. They will be competing with large, well-capitalized companies in different sectors of the energy industry and other industries. In order to quickly and effectively invest in such competitive arenas, it will be necessary for the Non-Utility Subsidiaries to have the ability to engage in financing transactions which are commonly accepted for such types of investments. These financings will include issuance by Non-Utility Subsidiaries of common stock or other equity, preferred securities or debt in capital raising transactions and to be used to acquire stock or assets in then existing unaffiliated companies which will become Affiliates or Subsidiaries so long as such acquisitions are consistent with the Non-Utility Subsidiaries' then existing business in accordance with Rule 52(b) and Rule 58. The majority of such financings will be exempt from prior Commission authorization pursuant to Rule 52(b).

          In order to be exempt under Rule 52(b), any loans by Exelon to a Non-Utility Subsidiary or by one Non-Utility Subsidiary to another must have interest rates and maturities that are designed to parallel the lending company's effective cost of capital. However, in the limited circumstances where the Non-Utility Subsidiary making the borrowing is not wholly owned by Exelon, directly or indirectly, authority is requested under the Act for Exelon or a Non-Utility Subsidiary, as the case may be, to make such loans to such subsidiaries at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital./31/ If such loans are made to a Non-Utility Subsidiary, such company will not sell any services to any associate Non-Utility Subsidiary unless such company falls within one of the categories of companies to which goods and services may be sold on a basis other than "at cost," as described in the Merger U-1. Furthermore, in the event any such loans are made, Exelon will include in the next certificate filed pursuant to Rule 24 in this proceeding substantially the same information as that required on Form U-6B-2 with respect to such transaction.

___________________

/31/ The Commission has granted similar authority to another registered holding company. See Entergy Corporation, et al., Holding Co. Act Release No. 35-27039 (June 22, 1999).

          5.   Guarantees, Intra-system Advances and Intra-System Money Pool

          (a)  Guarantee and Intra-system Advances

          Exelon requests authorization to enter into guarantees, obtain letters of credit, enter into support or expense agreements or otherwise provide credit support with respect to the obligations of its Subsidiaries as may be appropriate or necessary to enable such Subsidiaries to carry on in the ordinary course of their respective businesses in an aggregate principal amount, and to enter into guarantees of non-affiliated third parties/32/ obligations in the ordinary course of Exelon's business ("Exelon Guarantees") in an amount, together with Genco Guaranties and Non-Utility Subsidiary Guaranties (defined below), not to exceed $4.5 billion outstanding at any one time (not taking into account obligations exempt pursuant to Rule 45). Except as otherwise expressly noted herein, included in this amount are guarantees and other credit support mechanisms by Unicom and PECO Energy in favor of their respective Subsidiaries which were previously issued. Any such guarantees shall also be subject to the limitations of Rule 53(a)(1) or Rule 58(a)(1), as applicable. Exelon and Genco propose to charge each Subsidiary a fee for each guarantee provided on its behalf that is comparable to those obtainable by the beneficiary of the guarantee from third parties.

          A substantial amount of the guarantees proposed to be issued by Exelon will be in connection with the business of Genco. At the time of the Restructurings, Genco will be a newly formed business consisting of the generating assets formerly held by ComEd and PECO. Genco will also conduct the power marketing and trading operations previously conducted by ComEd and PECO. For various business reasons, including the relative ratings of Exelon and Genco, Exelon may wish to provide credit support in connection with Genco's obligations to independent power producers to purchase the output of generating units for a long-term period, in connection with the trading positions of Genco entered into in the ordinary course of Genco's energy marketing and trading business and for other purposes. Exelon may wish to provide guarantees to Genco up to this amount for reasons that are not unusual in today's increasingly competitive electricity markets./33/

          As part of the proposed corporate restructuring, multiple large power purchase contracts will be transferred to Genco from PECO and ComEd. Some of these long-term contracts are agreements to purchase the entire output of merchant plants being developed by independent power producers, or of the entire output of existing plants purchased by independent power producers. The financing for these projects is secured by the current power purchase

_________________

/32/ For example, as one of the founding members of the Midwest System Operator ("MISO"), Unicom issued guaranties to creditors on behalf of MISO to assist MISO's start-up operations.

/33/ PECO is currently the top holding company and operating utility and also engages directly in the power trading business. Because this trading operation is carried on at PECO there is no need for PECO to guaranty the trading obligations of any subsidiary. Unicom has entered into substantial guarantees on behalf of its Subsidiaries in connection with their energy trading and related activities, but has not found it necessary or desirable to guarantee obligations in connection with ComEd activities.

contracts with PECO or ComEd, and the expected stream of revenues to be derived therefrom. The terms of certain of the power purchase contracts require lender consent before the contracts may be assigned, even among affiliated entities. The lenders acting as the ultimate financiers of the projects will not consent to the assignment of the contracts unless they believe they will be as financially secure (or more financially secure) post-assignment than they were pre-assignment. Based on discussions with the lenders, Exelon's understanding of these arrangements, and custom and practice in the industry, Genco expects the lenders to require the provision of substantial guarantees by Exelon. The second reason for the requested level of guarantee authority is that many of the counterparties with whom Genco will buy and sell power on a short-term basis may demand that Genco provide substantial credit support, as its credit rating may not be as strong as the present credit ratings of ComEd or PECO.

          The provision of parent guarantees by holding companies to affiliates in the generation and power marketing business is a standard industry practice. Given the substantial volume of Genco's business, Exelon's $4.5 billion request for authority to issue guarantees, including the guarantees relating to Genco, is reasonable and appropriate under current industry practice. Exelon expects Genco to grow quickly and obtain its own investment grade rating at some time after the Restructuring. To the extent Genco has such a rating, the need for support from Exelon will be reduced. However, in that situation, Genco will likely be required to offer its guarantee in connection with the business activities of its Subsidiaries through which Exelon's generation business (additional EWGs and/or FUCOs) will be developed. Consequently, Exelon and Genco seek an aggregate limitation for guarantees of $4.5 billion (which limit also includes Non-Utility Subsidiary Guarantees).

          Certain of the guarantees referred to above may be in support of the obligations of Subsidiaries which are not capable of exact quantification. In such cases, Exelon will determine the exposure under such guarantee for purposes of measuring compliance with the $4.5 billion limitation by appropriate means including estimation of exposure based on loss experience or projected potential payment amounts. If appropriate, such estimates will be made in accordance with generally accepted accounting principles. Such estimation will be reevaluated periodically.

          The existing intra-system guarantees and support provided by Unicom or PECO, which are expected to remain in place following the Merger, are as follows:

          Unicom: At September 30, 2000, Unicom had authorized guarantees of $205 million including guarantees relating to obligations of Unicom Energy, Inc., Unicom Energy Ohio, Northwind Aladdin, Northwind Midway, Northwind Chicago and the Midwest Independent System Operator. This guaranty would count against the maximum guarantee limit described above. ComEd and Unicom Investment, Inc. entered into an intercompany agreement relating to the sale of certain fossil generating stations by ComEd under which Unicom Investment executed a 12 year promissory note to ComEd for $2.5 billion, which note is guaranteed by Unicom./34/ These guarantees will be assumed by Exelon upon completion of the

_______________

/34/ See note 4 to notes to financial statements in Unicom' Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 for further details regarding the sale of the fossil generating stations.

Merger. As a completely intrasystem guaranty, this guaranty will not count against the maximum guarantee limit described above.

          PECO: At June 30, 2000 PECO had $238 million in outstanding guarantees or commitments, including a $128 million obligation in favor of the holders of preferred securities of PECO Energy Capital LP, a $100 million obligation in favor of AmerGen/35/ and $10 million in favor of its Exelon Infrastructure Services subsidiaries. These guarantees would count against the maximum guarantee limit described above.

          Exelon requests that this guarantee authority include the ability to guarantee debt. The debt guaranteed will comply with the parameters for financing authorization set forth in Section D above. Any guarantees or other credit support arrangements outstanding at the end of the Authorization Period will continue until expiration or termination in accordance with their terms.

          (b)  Non-Utility Subsidiary Guarantees.

          In addition to guarantees that may be provided by Exelon, Non-Utility Subsidiaries request authority to provide to other Non-Utility Subsidiaries guarantees and other forms of credit support ("Non-Utility Subsidiary Guarantees"). The Non-Utility Subsidiary Guaranties, together with Genco Guaranties and Exelon Guaranties will not exceed $4.5 billion outstanding at any one time in an aggregate principal amount, exclusive of any guarantees and other forms of credit support that are exempt pursuant to Rule 45(b) and Rule 52(b), provided however, that the amount of Non-Utility Guarantees in respect of obligations of any Rule 58 Subsidiaries shall remain subject to the limitations of Rule 58(a)(1). The Non-Utility Subsidiary providing any such credit support may charge its associate company a fee for each guarantee provided on its behalf determined in the same manner as specified above.

          (c)  Authorization and Operation of the Money Pools.

          Exelon and the Utility Subsidiaries hereby request authorization to establish the Utility Money Pool, and the Utility Subsidiaries, to the extent not exempted by Rule 52, also request authorization to make unsecured short-term borrowings from the Utility Money Pool and to contribute surplus funds to the Utility Money Pool and to lend and extend credit to (and acquire promissory notes from) one another through the Utility Money Pool. In addition to the Utility Subsidiaries, Exelon requests existing utility related financing entities be allowed to participate in the Utility Money Pool as a result of its financing relationship with ComEd or PECO, respectively. Thus, for purposes of this Section E.5(b) only, the term Utility Subsidiaries shall include those entities. In addition, Exelon and the remaining Subsidiaries, all of which are Non-Utility Subsidiaries, hereby request authorization to establish the Non-
Utility Money Pool.   The Non-Utility Money Pool activities of all of the Non-
Utility Subsidiaries are exempt from the prior approval requirements of the Act under Rule 52. Exelon is requesting authorization to

_________________

/35/ PECO has issued letter agreements to provide funding up to a total of $100 million to be available to AmerGen as described in Item 1.E.3.b. above.

contribute surplus funds and to lend and extend credit to: (i) the Utility Subsidiaries through the Utility Money Pool and (ii) the Non-Utility Subsidiaries through the Non-Utility Money Pool. While Exelon is requesting the authorization in this part (c), it may not implement either the Utility or Non-Utility Money Pool immediately upon effectiveness of the Merger for various reasons including requirements for state regulatory commission approvals.

          The Applicants believe that the cost of the proposed borrowings through the two Money Pools will generally be more favorable to the borrowing participants than the comparable cost of external short-term borrowings, and the yield to the participants contributing available funds to the two Money Pools will generally be higher than the typical yield on short-term investments.

               i.  Utility Money Pool

          Under the proposed terms of the Utility Money Pool, short-term funds would be available from the following sources for short-term loans to the Utility Subsidiaries from time to time: (1) surplus funds in the treasuries of Utility Money Pool participants other than Exelon, (2) surplus funds in the treasury of Exelon, and (3) proceeds from bank borrowings by Utility Money Pool participants or the sale of commercial paper by Exelon or the Utility Subsidiaries for loan to the Utility Money Pool ("External Funds"). Funds would be made available from such sources in such order as the administrator of the Utility Money Pool (likely Exelon Services) may determine would result in a lower cost of borrowing, consistent with the individual borrowing needs and financial standing of the companies providing funds to the pool. The determination of whether a Utility Money Pool participant at any time has surplus funds to lend to the Utility Money Pool or shall lend funds to the Utility Money Pool would be made by such participant's chief financial officer or treasurer, or by a designee thereof, on the basis of cash flow projections and other relevant factors, in such participant's sole discretion. See Exhibit J-1 for a copy of the Form of Utility Money Pool Agreement.

          As discussed in more detail below, a separate Non-Utility Money Pool will be established by Exelon with certain Non-Utility Subsidiary companies of Exelon./36/

          Utility Money Pool participants that borrow would borrow pro rata from each company that lends, in the proportion that the total amount loaned by each such lending company bears to the total amount then loaned through the Utility Money Pool. On any day when more than one fund source (e.g., surplus treasury funds of Exelon and other Utility Money Pool participants ("Internal Funds") and External Funds), with different rates of interest, is used to fund loans through the Utility Money Pool, each borrower would borrow pro rata from each such fund source in the Utility Money Pool in the same proportion that the amount of funds provided by that fund source bears to the total amount of short-term funds available to the Utility Money Pool. Amounts borrowed by the Utility Subsidiaries from the Utility Money Pool would count against the Utility Subsidiary short-term borrowing authority referred to in Item 1.E.3.(a) above.

__________________

/36/ Such other subsidiaries consist of each of the Non-Utility Subsidiaries including Exelon Service.

          Borrowings from the Utility Money Pool would require authorization by the borrower's chief financial officer or treasurer, or by a designee thereof. No party would be required to effect a borrowing through the Utility Money Pool if it is determined that it could (and had authority to) effect a borrowing at lower cost directly from banks or through the sale of its own commercial paper. No loans through the Utility Money Pool would be made to, and no borrowings through the Utility Money Pool would be made by, Exelon.

          The cost of compensating balances, if any, and fees paid to banks to maintain credit lines and accounts by Utility Money Pool participants lending External Funds to the Utility Money Pool would initially be paid by the participant maintaining such line. A portion of such costs -- or all of such costs in the event a Utility Money Pool participant establishes a line of credit solely for purposes of lending any External Funds obtained thereby into the Utility Money Pool -- would be retroactively allocated every month to the companies borrowing such External Funds through the Utility Money Pool in proportion to their respective daily outstanding borrowings of such External Funds.

          If only Internal Funds make up the funds available in the Utility Money Pool, the interest rate applicable and payable to or by Subsidiaries for all loans of such Internal Funds will be the rates for high-grade unsecured 30-day commercial paper sold through dealers by major corporations as quoted in The Wall Street Journal.

          If only External Funds comprise the funds available in the Utility Money Pool, the interest rate applicable to loans of such External Funds would be equal to the lending company's cost for such External Funds (or, if more than one Utility Money Pool participant had made available External Funds on such day, the applicable interest rate would be a composite rate equal to the weighted average of the cost incurred by the respective Utility Money Pool participants for such External Funds).

          In cases where both Internal Funds and External Funds are concurrently borrowed through the Utility Money Pool, the rate applicable to all loans comprised of such "blended" funds would be a composite rate equal to the weighted average of (a) the cost of all Internal Funds contributed by Utility Money Pool participants (as determined pursuant to the second-preceding paragraph above) and (b) the cost of all such External Funds (as determined pursuant to the immediately preceding paragraph above). In circumstances where Internal Funds and External Funds are available for loans through the Utility Money Pool, loans may be made exclusively from Internal Funds or External Funds, rather than from a "blend" of such funds, to the extent it is expected that such loans would result in a lower cost of borrowings.

          Funds not required by the Utility Money Pool to make loans (with the exception of funds required to satisfy the Utility Money Pool's liquidity requirements) would ordinarily be invested in one or more short-term investments, including:(i) interest-bearing accounts with banks; (ii) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, including obligations under repurchase agreements; (iii) obligations issued or guaranteed by any state or political subdivision thereof, provided that such obligations are rated not less than "A" by a nationally recognized rating agency; (iv) commercial paper rated not less than "A-1" or "P-1" or their equivalent by a nationally recognized rating agency; (v) money market funds; (vi) bank certificates of deposit, (vii) Eurodollar funds; and (viii) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder.

          The interest income and investment income earned on loans and investments of surplus funds would be allocated among the participants in the Utility Money Pool in accordance with the proportion each participant's contribution of funds bears to the total amount of funds in the Utility Money Pool and the cost of funds provided to the Utility Money Pool by such participant.

          Each Applicant receiving a loan through the Utility Money Pool would be required to repay the principal amount of such loan, together with all interest accrued thereon, on demand and in any event not later than one year after the date of such loan. All loans made through the Utility Money Pool may be prepaid by the borrower without premium or penalty.

               ii.   Non-Utility Money Pool

          The Non-Utility Money Pool will be operated on the same terms and conditions as the Utility Money Pool, except that Exelon funds made available to the Money Pools will be made available to the Utility Money Pool first and thereafter to the Non-Utility Money Pool. No loans through the Non-Utility Money Pool would be made to, and no borrowings through the Non-Utility Money Pool would be made by, Exelon. See Exhibit J-2 for a copy of the form of Non-Utility Money Pool Agreement. All contributions to, and borrowings from, the Non-Utility Money Pool are exempt pursuant to the terms of Rule 52 under the Act, except contributions and extensions of credit by Exelon, authorization for which is hereby requested. The only initial participants to the Non-Utility Money Pool will be applicants Exelon Services and Exelon Enterprises until Exelon seeks Commission authority to add parties.

               iii.  Other Contributions to Money Pool

          Exelon and the Utility Subsidiaries may contribute funds from the issuance of short term debt as authorized above to the Utility Money Pool. Exelon may contribute funds from the issuance of short term debt to the Non-Utility Money Pool and the Non-Utility Subsidiaries may contribute funds from the issuance of short term debt to the Non-Utility Money Pool.

               iv.   Operation of the Money Pools and Administrative Matters.

          Operation of the Utility and Non-Utility Money Pools, including record keeping and coordination of loans, will be handled by Exelon Service under the authority of the appropriate officers of the participating companies. Exelon Service will administer the Utility and Non-Utility Money Pools on an "at cost" basis and will maintain separate records for each money pool. Surplus funds of the Utility Money Pool and the Non-Utility Money Pool may be combined in common short-term investments, but separate records of such funds shall be maintained by Exelon Service as administrator of the pools, and interest thereon shall be separately allocated, on a daily basis, to each money pool in accordance with the proportion that the amount of each money pool's surplus funds bears to the total amount of surplus funds available for investment from both money pools.

               v.   Use of Proceeds

          Proceeds of any short term borrowings by the Non-Utility Subsidiaries may be used by each such Non-Utility Subsidiary (i) for the interim financing of its construction and capital expenditure programs; (ii) for its working capital needs; (iii) for the repayment, redemption or refinancing of its debt and preferred stock; (iv) to meet unexpected contingencies, payment and timing differences, and cash requirements; and (v) to otherwise finance its own business and for other lawful general corporate purposes. PECO, ComEd and Genco may borrow up to $1 billion in the aggregate at any one time outstanding from the Utility Money Pool. The use of proceeds from the financings would be limited to use in the operations of the respective businesses in which such Subsidiaries are already authorized to engage./37/

          (d)  Intra-System Financing

          Generally, Exelon or the lending Subsidiary's loans to, and purchase of capital stock from, such borrowing Subsidiaries will be exempt under Rule 52, and capital contributions and open account advances without interest will be exempt under Rule 45(b). Loans by Exelon or a Non-Utility Subsidiary to a Non-Utility Subsidiary generally will have interest rates and maturity dates that are designed to parallel the lending company's effective cost of capital, in accordance with Rule 52(b). To the extent that any intra-system loans or extensions of credit are not exempt under Rule 45(b) or Rule 52, as applicable, the company making such loan or extending such credit may charge interest at the same effective rate of interest as the daily weighted average effective rate of commercial paper, revolving credit and/or other short-term borrowings of such company, including an allocated share of commitment fees and related expenses. If no such borrowings are outstanding, then the interest rate shall be predicated on the Federal Funds' effective rate of interest as quoted daily by the Federal Reserve Bank of New York. In the limited circumstances where the Non-Utility Subsidiary effecting the borrowing is not wholly-owned by Exelon, directly or indirectly, authority is requested under the Act for Exelon or a Non-Utility Subsidiary to make such loans to such subsidiaries at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital. If such loans are made to a Non-Utility Subsidiary, such Non-Utility Subsidiary will not provide any services to any associate Non-Utility Subsidiary except a company which meets one of the conditions for rendering of services on a basis other than at cost as described in the Merger U-1. In the event any such loans are made, Exelon will include in the next certificate filed pursuant to Rule 24 substantially the same information as that required on Form U-6B-2 with respect to such transaction. See Entergy Corp., Holding Co. Act Release No. 27039 (June 22, 1999).

_____________________

/37/ The authorization sought herein is substantially the same as that given in recent cases. See SCANA Corporation, Holding Co. Act Release No. 35-27135 (Feb. 14, 2000); New Century Energies, Inc., Holding Co. Act Release No. 35-26750 (Aug. 1, 1997) and Conectiv, Holding Co. Act Release No. 35-26833 (Feb. 26,
1998).

          Exelon will comply with the requirements of Rule 45(c) regarding tax allocations unless it receives further approval from the Commission to alter such requirements.

          6.  Changes in Capital Stock of Majority Owned Subsidiaries

          The portion of an individual Subsidiary's aggregate financing to be effected through the sale of stock to Exelon or other immediate parent company during the Authorization Period pursuant to Rule 52 and/or pursuant to an order issued pursuant to this file cannot be ascertained at this time. It may happen that the proposed sale of capital securities (i.e., common stock or preferred stock) may in some cases exceed the then authorized capital stock of such Subsidiary. In addition, the Subsidiary may choose to use capital stock with no par value.

          As needed to accommodate such proposed transactions and to provide for future issues, request is made for authority to change the terms of any 50% or more owned Subsidiary's authorized capital stock capitalization or other equity interests by an amount deemed appropriate by Exelon or other intermediate parent company. This request for authorization is limited to Exelon's 50% or more owned Subsidiaries and will not affect the aggregate limits or other conditions contained herein. Exelon requests that the Commission approve such requests only with respect to changes by its wholly-owned subsidiaries and retain jurisdiction over such request as it relates to 50% or more owned subsidiaries pending completion of the record. A Subsidiary would be able to change the par value, or change between par value and no-par stock, without additional Commission approval. Any such action by a Utility Subsidiary would be subject to and would only be taken upon the receipt of any necessary approvals by the state commission in the state or states where the Utility Subsidiary is incorporated and doing business./38/ Exelon will be subject to all applicable laws regarding the fiduciary duty of fairness of a majority shareholder to minority shareholders in any such 50% or more owned Subsidiary and will undertake to ensure than any change implemented under this paragraph comports with such legal requirements.

          7. Conduit Financing of Genco and Enterprises through Ventures and Exelon Energy Delivery

          Ventures and Exelon Energy Delivery seek authority to issue debt or equity securities to Exelon for the purpose of facilitating Exelon's additional investment in Genco or Enterprises and ComEd or PECO, respectively. These intra-company conduit transactions shall not count against the aggregate financing limitations applicable to Exelon or Genco.

     F. Payment of Dividends out of Capital or Unearned Surplus by ComEd, PECO or Exelon

          1.  Request for Authority to Pay Dividends

          Section 12 of the 1935 Act, and Rule 46 thereunder, generally prohibit the payment of dividends out of "capital or unearned surplus" except pursuant to an order of the Commission. The legislative history explains that this provision was intended to "prevent the milking of operating companies in the interest of the controlling holding company groups." S. Rep. No. 621, 74th Cong., 1st Sess. 34 (1935)./39/ In determining whether to permit a registered holding company to pay dividends out of capital surplus, as discussed in the 1991 case involving

_____________________

/38/ See New Century Energies, Inc., Holding Co. Act Release No. 35-26750 (Aug. 1, 1997); Conectiv, Inc., Holding Co. Act Release No. 35-6833 (Feb. 26, 1998); Dominion Resources, Inc., Holding Co. Act Release No. 35-27112 (Dec. 15, 1999); SCANA Corporation, Holding Co. Act Release No. 35-27135 (Feb. 14, 2000).

/39/ Compare Section 305(a) of the Federal Power Act.

Eastern Utilities Associates ("EUA"), the Commission considers various factors, including: (i) the asset value of the company in relation to its capitalization,
(ii) the company's prior earnings, (iii) the company's current earnings in relation to the proposed dividend, and (iv) the company's projected cash position after payment of a dividend./40/ In recent cases, the Commission has determined that holding company systems may continue to pay dividends although retained earnings have been reduced or eliminated because of write-offs associated with State utility regulation restructuring legislation or because of application of generally accepted accounting principles to a merger involving two previously unaffiliated companies./41/

          For extraordinary reasons related to the adoption of utility restructuring legislation in Illinois and Pennsylvania, and because of the accounting for the Merger under generally accepted accounting principles, Unicom and PECO have, and Exelon will have on a pro forma basis, unusual reductions in retained earnings which would make it difficult in some cases to continue to pay dividends at historical levels without such dividends being paid from paid-in-capital. Generally accepted accounting principles will result in an elimination of retained earnings at ComEd. Further, such elimination will have the effect of limiting the amount of retained earnings at Exelon available for dividends.

          Accordingly, Exelon requests authority to pay dividends out of additional paid-in-capital up to the amount of $500 million. Exelon's primary source of income and cash flow will be the earnings and cash flow of its subsidiary companies, including ComEd and PECO and Exelon's retained earnings will reflect the retained earnings of its subsidiaries. In addition, Exelon requests authority for ComEd to pay dividends out of additional paid-in capital up to the amount of $500 million, which is less than its retained earnings as of June 30, 2000 ($667 million) which will be eliminated in the Merger as described below. Exelon commits that it will not pay dividends out of paid-in-capital as contemplated in this paragraph after December 31, 2002 if at any time after that date its common equity is less than 30% of its Total Capitalization as set forth in Item 1.D.5 above.

___________________

/40/ See Eastern Utilities Associates, Holding Co. Act Release No. 35-25330 (June 13, 1991) ("EUA"), and cases cited therein. Further, the payment of the dividend must be "appropriate in the public interest." Id., citing Commonwealth & Southern Corporation, 13 S.E.C. 489, 492 (1943).

/41/ See, e.g., National Grid USA, Holding Co. Act Release No. 35-27166 (April 14, 2000) ("push down" accounting eliminates retained earnings of acquired company); National Grid Group, Holding Co. Act Release No. 35-27154 (Mar. 15,
2000)("capitalization ratio is not the true measure of [holding company's] financial strength"); Northeast Utilities, Holding Co. Act Release No. 35-27147 (Mar. 7, 2000) (restructuring legislation, asset divestitures and securitization resulted in EWG investments in excess of 50% of retained earnings and necessity to paying dividends out of capital); SCANA Corporation, Holding Co. Act Release No. 35-27135 (Feb. 14, 2000)(application of "push down" accounting eliminated retained earnings of acquired company); Conectiv, Holding Co. Act Release
No. 35-27126 (Jan. 28, 2000)(charges to retained earnings resulting from un-recovered stranded costs).

          2.  Reasons for Reductions in Retained Earnings

          Upon the consummation of the Merger, the retained earnings of Exelon will consist of the retained earnings of PECO as the acquiring company for accounting purposes. PECO's retained earnings were significantly reduced in 1997 as a result of one-time, non-cash accounting write-offs upon the discontinuance of regulatory accounting practices. This reduction in retained earnings reduces the amount that will be available for Exelon dividends. Further, ComEd will not have retained earnings available for dividend payments at the time of the Merger because of the application of the purchase method of accounting to the Merger. All of Exelon's initial retained earnings will be the retained earnings of PECO -- the Utility Subsidiary

          PECO Energy Reductions to Retained Earnings. In 1997, regulatory and legislative actions in Pennsylvania enacted with the objective of developing more competitive markets for generation supply led PECO to conclude that it no longer met the criteria for application of regulatory accounting principles to the generation portion of its businesses. As a result, PECO recorded an extraordinary loss of $1.833 billion (after-tax) due to the write-off of unrecoverable generation assets, including net regulatory assets. The extraordinary loss exceeded PECO's retained earnings balance and at the end of 1997 PECO's capital accounts reflected an accumulated deficit of $781 million. Since 1997, steady earnings growth and a low dividend payout ratio have increased PECO's common equity accounts to eliminate the accumulated deficit and to achieve retained earnings of $14 million as of March 31, 2000 and $89 million as of June 30, 2000.

          ComEd's Retained Earnings Balances. In the fourth quarter of 1997, as a result of utility restructuring legislation in Illinois and the discontinuation of regulatory accounting, Unicom recorded an after tax reduction to net income and retained earnings of $760 million. The reduction resulted from the write off of regulatory assets ($810 million) offset by the net effect of other items relating to the restructuring legislation (change in method of revenue recognition, writedown of uranium investments, obsolete materials and a customer refund). Partially in recognition of the changing utility industry, Unicom also recognized a loss of $522 million in the fourth quarter of 1997 relating to the early retirement of its Zion Nuclear Station. These write-offs reduced Unicom's retained earnings from $1.278 billion at September 30, 1997 to a deficit of $21.2 million at December 31, 1997. At June 30, 2000, Unicom's retained earnings were $562 million.

          As a result of the application of the purchase method of accounting to the Merger, the current retained earnings of Unicom will be recharacterized as additional paid-in-capital. In addition, the Merger will give rise to a substantial level of goodwill, the difference between the aggregate fair values of all identifiable tangible and intangible (non-goodwill) assets on the one hand, and the total consideration to be paid by PECO for Unicom for accounting purposes and the fair value of the liabilities assumed, on the other. In accordance with the Commission's Staff Accounting Bulletin No. 54, Topic 5J ("Staff Accounting Bulletin"), the goodwill will be "pushed down" to Unicom's subsidiaries, principally ComEd and reflected as additional paid-in-capital on ComEd's financial statements. The effect of these accounting practices will be to leave ComEd with no retained earnings, the traditional source of dividend payment, but, nevertheless, a strong balance sheet showing a significant equity level./42/

                  In purchase accounting, the total value of the acquisition, which must be assigned to ComEd's assets, is the total consideration to be paid for Unicom, plus the fair value of all liabilities assumed in the acquisition. Generally, goodwill is the residual balance of the total value remaining after fair values have been assigned to all of Unicom's identifiable assets (both tangible and non-goodwill intangible assets). Accordingly, the excess of the purchase consideration over the fair market value of the acquired assets of Unicom will be assigned to goodwill for generally accepted accounting purposes.

                  As indicated in the Staff Accounting Bulletin, registrants that have substantially all (generally defined as in excess of 95%) of their common stock acquired by a third party, in a business combination accounted for under the purchase method, should reflect the push-down of goodwill in the registrant's post-acquisition financial statements. For any post-acquisition reporting of the consolidated Exelon and ComEd financial statements, push down accounting will be reflected in those statements and the full amount of goodwill associated with the ComEd acquisition will be reflected.

                  As a result of the application of purchase accounting, the common equity of ComEd will adjusted as follows:

               . Common stock - will continue to reflect the par value of the common stock issued.

               . Paid-in-capital - will reflect a value consistent with the purchase price minus the par value recorded in the common stock line.

               .  Retained earnings - will be reset to zero.

The resulting common shareholders' equity will equal the total consideration paid for the entity.

_____________________

/42/ See National Grid USA, Holding Co. Act Release No. 35-27166 (April 14,
2000)("push down" accounting eliminates retained earnings of acquired company); SCANA Corporation, Holding Co. Act Release No. 35-27135 (Feb. 14,
2000)(application of "push down" accounting eliminated retained earnings of acquired company).

                  Based on 1999 financial information and preliminary estimates of the purchase price allocation, the application of these accounting principles to the Merger will result in following adjustments to ComEd's books:

 ($ in thousands)                       1999          Adjustment       Adjustment      Adjustment        Restated
                                                          (1)             (2)              (3)
Common stock                             $2,677,995                                                      $  2,677,995

Paid-in-capital                           2,194,750                       $  440,540      2,000,000         4,635,290

Retained earnings                           433,001                         (433,001)                               -

Accumulated comprehensive                     7,539                           (7,539)                               -

income, net

Treasury stock                              (10,370)   (2,000,000)                                -       (2,010,370)

Total equity                             $5,302,915   ($2,000,000)                       $2,000,000      $  5,302,915

                  Adjustment 1 - Repurchase of common stock prior to Merger

                  Adjustment 2 - Retained earnings accounts are restated as Paid-in-Capital.

                  Adjustment 3 - Goodwill is added to Paid-in-Capital.

                  The goodwill created in connection with the Merger must be amortized in accordance with generally accepted accounting principles. This amortization will cause non-cash deductions from income before the determination of net income and earnings which would result in increases to retained earnings. Because of the additional charge caused by amortization, it will be more difficult for ComEd to sustain earnings corresponding to its historical level. However, given the anticipated payout ratio for both ComEd and PECO (i.e., the percentage of earnings paid as dividends) Exelon believes that ComEd and PECO will be able to pay dividends which will allow Exelon to pay its anticipated common stock dividend./43/

                  3. Standards for Approval of Request

                  In support of their request, Exelon asserts that each of the standards of Section 12(c) of the 1935 Act enunciated in the EUA case are satisfied:

                  . After the Merger, and giving effect to the push down of goodwill, Exelon's pro forma common equity as a percentage of total capitalization will be 30%, consistent with the traditional levels of common equity capitalization that the Commission has authorized for other registered holding company systems.

_________________

/43/ Compare National Grid USA, Holding Co. Act Release No. 35-27166 (April 14,
2000).

                    Exelon's commitment to maintain its consolidated capitalization at or above 30% common equity (including securitization debt as discussed in the following paragraph) should result in a capital structure consistent with industry norms.

               . The capital structures of ComEd and PECO will include approximately $2.6 billion and $4.8 billion, respectively of bonds rated AAA when issued and which securitized the future cash flows provided for by restructuring legislation in Illinois and Pennsylvania. Although the issuance of these bonds increased the debt ratio of both companies, credit rating agencies view the issuance of the bonds as enhancing the overall credit quality of the utility because of (a) the firm statutory framework and the elimination of uncertainty about future stranded cost recovery and (b) the use by ComEd and PECO of the proceeds of these securitization financings to retire higher cost debt and preferred stock and to reduce the costly equity component of their capital structures consistent with the goals of the State restructuring legislation./44/

               . The anticipated capital structures considering the Merger and the Restructurings for the companies are as follows:/45/

               -----------------------------------------------------------------------------------------------------
                              Company                 Common Equity--Including       Common Equity--Excluding
                                                         Securitized Debt               Securitized Debt
               -----------------------------------------------------------------------------------------------------
                  Exelon                                                     30%                           46%
               -----------------------------------------------------------------------------------------------------
                  ComEd                                                      36%                           47%
               -----------------------------------------------------------------------------------------------------
                  PECO                                                       16%                           36%
               -----------------------------------------------------------------------------------------------------

__________________

/44/ For example, the May 1999 Standard & Poor's credit report for PECO provided as follows: "Financial strength is derived from healthy internal cash generation, rapid debt reduction which is accelerated by the securitization financing, and aggressive cost controls. PECO Energy has an initial leverage target of about 60% following application of its securitization proceeds to shrink capitalization, but this ratio is expected to decline in the next two to three years to about 45%. Adjusted funds from operations to interest coverage and funds from operations to total debt are expected to strengthen rapidly because of he company's cash-generating ability." The report also noted that "PECO Energy's withdrawal of $3.3 billion of retired bond credits related to the company's securitization is the primary reason for raising the secured rating."

/45/ As shown in the table, Exelon, ComEd and PECO are expected to have a common equity ratio consistent with the Commission's generally applicable standard of at least 30% except in the case of PECO when the effect of securitization bonds are included in the capitalization ratio calculation. The Commission has
    --------
approved disregarding securitization bonds for purposes of the capitalization ratio calculation. West Penn Power Co., Holding Co. Act Release No. 35-27091 (Oct. 19, 1999) (equity component of capitalization was 15% including securitization bonds and pollution control bonds). The calculations of capitalization in this Application-Declaration include the transfer of approximately $369 million of pollution control bonds from PECO to Genco. See note 12 above.

          . ComEd and PECO each have a favorable history of prior earnings and each has a long record of consistent dividend payments./46/

          . Applicants anticipate that ComEd's and PECO's cash flow after the Merger will not differ significantly from its pre-Merger cash flow and that earnings should remain stable post-Merger (even with the amortization of goodwill that will be necessary as a result of the merger). Based on the anticipated dividend for Exelon and estimated earnings for 2001, dividends paid out of future earnings will reflect a dividend payout ratio of between 30% and 40 % of consolidated net income (calculated after the non-cash deductions required for amortization of goodwill). Exelon believes this payout ratio will be sufficient to pay Exelon's expected annual dividend of $1.69 per share while retaining significant amounts of earnings to fund future growth in Exelon's business and provide additional equity cushion against future unforeseen events.

          . The projected cash position of Exelon, ComEd and PECO after the Merger will be adequate to meet the obligations of each company and all these companies expect to have adequate cash to pay dividends in the amounts currently contemplated. The annual dividend requirement of Exelon, assuming a dividend of $1.69 per share and the number of shares of common stock which will be issued in the Merger, is $533 million. Exelon is expected to have free

___________________

46   In recent years, ComEd's net income and common dividends and preferred dividends of subsidiary have been:

               Year                       Net Income (Loss                 Dividends Paid
                                            ($ millions)                    ($ millions)
               1995                                    717                            410
               1996                                    743                            407
               1997                                   (773)                           403
               1998                                    594                            398
               1999                                    624                            351

In recent years, PECO's net income and common and preferred dividends have been:

               Year                      Net Income (Loss)                 Dividends Paid
                                            ($ millions)                    ($ millions)
               1995                                      610                          390
               1996                                      517                          412
               1997                                   (1,497)                         417
               1998                                      513                          236
               1999                                      582                          208

               cash flow (cash from operations less capital expenditures and dividends) well in excess of the dividend requirement.

          . The proposed dividend payments are in the public interest. ComEd and PECO are in sound financial condition as indicated by their credit ratings. ComEd's senior secured bonds were rated Baa2 by Moody's Investors Service, Inc. prior to announcement of the Merger and, following announcement, were upgraded to Baa1. PECO's senior secured bonds are rated Baa1 by Moody's Investors Service, Inc. The expectations of continued strong credit ratings by ComEd and PECO should allow them and Exelon to continue to access the capital markets to finance operations and growth. Further, Exelon expects to have an investment grade rating following the Merger. In addition, the dividend payments are consistent with investor interest. Dividends typically comprise a significant part of shareholder total return for utility stocks and a decrease in the rate of dividend or the elimination of dividends could have an adverse affect on Exelon's stock price. Exelon has announced that the anticipated dividend for Exelon following the Merger will be $1.69 per share.

     G.   Rule 53 and Rule 54 Analysis

          1.   Rule 53 Requirements.

          Rule 53 provides that, if each of the conditions of paragraph (a) thereof is met, and none of the conditions of paragraph (b) thereof is applicable, then the Commission may not make a finding that the issuance or sale of a security by a registered holding company for the purposes of financing the acquisition of an EWG or the guarantee of a security of an EWG by a registered holding company is not reasonably adapted to the earning power of such company or to the security structure of the companies in the holding company system, or that the circumstances are such as to constitute the making of such guarantee an improper risk for the company. Generally, paragraph (a) limits the aggregate amount invested in EWGs and FUCOs to not more than 50% of the holding company's consolidated retained earnings. Paragraph (b) relates to certain events of bankruptcy and recent significant declines in the amount of consolidated retained earnings.

          At June 30, 2000, the pro forma consolidated amount of Exelon's aggregate investment in EWGs and FUCOs as that term is defined in Rule 53 and adjusted for the acquisition of the Oyster Creek station on August 8, 2000 was $64 million./47/ At December 31,

____________________

/47/ The definition of aggregate investment in EWGs and FUCOs includes all amounts invested, or committed to be invested, in EWGs and FUCOs for which there is recourse, directly or indirectly, to Exelon. The only existing EWG investment is PECO's investment in AmerGen which was recorded at $59.8 million at June 30, 2000. In addition, PECO has issued letter agreements to provide funding up to a total of $100 million to be available to AmerGen in connection with the operation and maintenance of all of the commercial nuclear power reactors acquired or to be acquired by AmerGen. On August 14, 2000 PECO announced its agreement to acquire 49.9% of Sithe Energies for $682 million.

1999, the pro forma consolidated retained earnings of Exelon, as defined, was negative48 while the June 30, 2000 number was $89 million. Consequently, Exelon will not satisfy the safe harbor requirement of Rule 53(a). As outlined in this Application-Declaration, however, Exelon is seeking authority to use the proceeds of financings authorized herein to acquire additional investments in EWGs and/or FUCOs up to an aggregate investment of $5.5 billion. For the reasons outlined below, Exelon seeks authority to apply the proceeds of financings authorized herein to the acquisition of additional investments in EWGs and FUCOs so long as its aggregate investment in EWGs and FUCOs (as that term is defined in Rule 53) does not exceed $5.5 billion (the "Modified Rule 53 Test").49 Exelon requests that the Commission approve an aggregate limitation of $2 billion immediately and reserve jurisdiction over the remaining $3.5 billion pending completion of the record. Exelon will finance the activities of EWGs and FUCOs on a basis that is non-recourse to Exelon to the extent that such financing would be the most cost effective means of funding such activities and otherwise comport with Exelon's overall corporate goals.

               As of the date hereof, the only interest in EWGs of the Exelon System is through PECO's investment in AmerGen.50 AmerGen, which is 50% owned by PECO, is an EWG that owns the Clinton Power Station located in Clinton, Illinois, the Three Mile Island Unit 1 Nuclear Generating Facility located near Middletown, Pennsylvania and the Oyster Creek Nuclear Generating Station located near Toms River, New Jersey. AmerGen is in the process of acquiring the Vermont Yankee Nuclear Power Station. It is anticipated that AmerGen will acquire ownership of the Vermont Yankee facility by December 31, 2000. Exelon had no investments in FUCOs at the date of the Merger.

               2.   Exelon's Compliance with Rule 53 Requirements.

               Giving effect to the proposals contained herein Exelon will satisfy all of the conditions of Rule 53(a) except for clause (1) thereof, which requires that the aggregate at risk investment of the registered holding company in EWGs and FUCOs not exceed 50% of the holding company system's consolidated retained earnings./51/ None of the conditions specified in Rule 53(b) is or will be applicable./52/ Exelon will demonstrate below why complying with its

___________________

/48/ Proforma Consolidated retained earnings is the average of reported consolidated retained earnings over the four quarters ended June 30, 2000.

/49/ For this purpose, retained earnings would be calculated in accordance with generally accepted accounting principles and would not include amounts relating to write-offs as discussed above in connection with the payment of dividends out of capital.

/50/ Exelon seeks authority to finance for further investments in EWGs and FUCOs as described herein.

/51/ The other requirements of Rule 53(a) provide (1) that the holding company keep certain books and records relating to EWGs and FUCOs in accordance with generally accepted accounting principles, (2) limitations on the number of employees of a domestic public utility company in the holding company system who may provide services for the EWGs and FUCOs and (3) for the holding company to make certain filings. Exelon undertakes to comply with the forgoing requirements. However, as noted in the Merger U-1, Genco, a "domestic public utility" will seek authority to provide certain services to EWGs and FUCOs. See "Insulation from Risk" below.

proposed Modified Rule 53 Test will not result in any adverse consequences to Exelon, its Utility Subsidiaries or Exelon investors.

               As described above in Item 1.F., for extraordinary reasons related to the adoption of utility restructuring legislation in Illinois and Pennsylvania, and because of the accounting for the Merger under generally accepted accounting principles, Unicom and PECO have, and Exelon will have on a pro forma basis, unusual reductions in retained earnings. But for the extraordinary write-offs necessitated by utility restructuring legislation in Illinois and Pennsylvania, Unicom and PECO would have had retained earnings that would have supported aggregate investments in EWGs and FUCOs of $8 billion -- significantly more than the amount being requested for Exelon./53/ The Commission has considered, in determining to approve investments in EWGs in excess of the Rule 53 limit, similar situations where previously significant amounts of retained earnings were eliminated because of extraordinary events./54/ Most importantly, as noted above, Exelon will be a financially sound holding company with significant equity. The Commission has recognized in similar circumstances that investments in EWGs and FUCOs in excess of the limitations imposed under Rule 53 would not result in a substantial adverse impact on the financial integrity of the registered holding company system./55/

               Rule 53(c) states that, in connection with a proposal to issue and sell securities to finance an investment in an EWG, or to guarantee the securities of an EWG, a registered holding company that is unable to satisfy, among other provisions, the provision that such investments may not exceed 50% of consolidated retained earnings, must "affirmatively demonstrate" that such proposal:

_______________________________________________________________________________

/52/ Rule 53(b) makes the safe harbor unavailable if (1) the holding company or certain subsidiaries have been in bankruptcy, (2) the holding company's consolidated retained earnings have declined more than 10% from the prior year measured as provided in the rule or (3) the holding company has reported operating losses related to its EWG or FUCO investments.

/53/ Adjusted to exclude the extraordinary losses in 1997 for restructuring charges, PECO's retained earning balance as of June 30, 2000 would be $1.92 billion. Adjusted to exclude the extraordinary losses in 1997 for restructuring charges, Unicom's retained earnings balance as of June 30, 2000 would be $1.45 billion. In National Grid USA, Holding Co. Act Release No. 35-27166 (April 14,
2000) the Commission approved an aggregate investment of about 250% of retained earnings. Applying this percentage to Unicom's adjusted retained earnings would produce an aggregate investment limit of $3.6 billion. Applying the percentage to PECO's adjusted retained earnings would produce a limit of $4.8 billion. While, as noted herein, the accounting for the Merger would eliminate Unicom's retained earnings, the PECO amount alone constitutes a substantial portion of Exelon's requested limitation.

/54/ Conectiv, Holding Co. Act Release No. 35-27111 (Dec. 14, 1999).

/55/ See, Northeast Utilities, Holding Co. Act Release No. 35-27148 (Mar. 7,
2000); Conectiv, Holding Co. Act Release No. 35-27111 (Dec. 14, 1999) (write-offs resulting from de-regulation legislation and previous merger eliminating acquired company's retained earnings). See also, Cinergy Corp., Holding Co. Act Release No. 35-27190 (June 23, 2000).

                    (i) will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and

                    (ii) will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of State commissions to protect such subsidiary or customers.

                    The Commission has considered the "no substantial adverse impact" in two types of circumstances: (1) where a holding company has not satisfied the safe harbor because of extraordinary circumstances and (2) where a holding company has sought to increase its aggregate investment beyond the 50% of consolidated retained earnings safe harbor.

                    The Commission has dealt with several cases recently where a holding company system's consolidated retained earnings were reduced because of changes brought about by state utility law restructuring or deregulation./56/ Write-offs reducing retained earnings have been caused by stranded costs, disposition of generating assets, the purchase accounting required in certain mergers and other factors. The Commission has recognized that these are extraordinary events and, while retained earnings have been reduced, the changes causing such reduction have not adversely affected the fundamental financial strength of the holding company system. As described in Item 1.F.2. above, Exelon is in a similar situation because of State utility regulation restructuring in Illinois and Pennsylvania and other factors.

                    The second major area where the Commission has performed an analysis of the requirements of Rule 53(c) is with respect to applications/declarations filed by a number of the registered holding companies seeking authority to increase their aggregate investment in EWGs and FUCOs to 100% of consolidated retained earnings./57/ In these 100% cases, and in the situations of reduced retained earnings caused by extraordinary situations, the Commission has examined various factors indicating that non-compliance with the Rule 53(a) safe harbor should not prevent Commission approval of additional financing for EWGs and FUCOs.

                    As noted in the Merger U-1, there have been significant changes to the electric utility industry in recent years. One profound change has been the divestiture by many

___________________

/56/ Northeast Utilities, Holding Co. Act Release No. 35-27148 (Mar. 7, 2000); Northeast Utilities, Holding Co. Act Release No. 35-27147 (Mar. 7, 2000) (restructuring legislation, asset divestitures and securitization resulted in EWG investments in excess of 50% of retained earnings and necessity to paying dividends out of capital); Conectiv, Holding Co. Act Release No. 35-27126 (Jan. 28, 2000)(charges to retained earnings resulting from un-recovered stranded costs).

/57/ See The Southern Company ("Southern"), Holding Co. Act Release No. 35-26501 (April 1, 1996); Central and South West Corporation ("CSW"), Holding Co. Act Release No. 35-26653 (Jan. 24, 1997); GPU, Inc. ("GPU"), Holding Co. Act Release No. 35-26779 (Nov. 17, 1997); Cinergy, Inc. ("Cinergy"), Holding Co. Act Release No.35-26848 (March 23, 1998); American Electric Power Company, Inc. ("AEP"), Holding Co. Act Release No. 35-26864 (April 27, 1998); and New Century Energies, Inc. ("New Century"), Holding Co. Act Release No. 35-26982 (February 26, 1999) (collectively, the "100% Orders").

traditional vertically integrated utilities of their generation. Generation is developing as a viable business which may, but need not be, associated with transmission and distribution companies. The generation business is a key to Exelon's business strategy. The creation of Genco will combine all the generating resources of Exelon, including the investment in AmerGen. Exelon wishes to have the flexibility to acquire additional generation resources in the United States as they become available. Further, Exelon has plans to develop additional "greenfield" generation which will add to the nation's energy supply and enhance competition in generation markets. These factors suggest that the Commission should not be constrained by the very conservative approach taken in Rule 53. At the time that rule was adopted (1993), the market for electricity generation was just beginning to develop and State deregulation activity had not commenced (California's landmark deregulation legislation was in 1996). The Commission should not adopt a policy that will hamper the continued development of a competitive market for electric generation and the resulting benefits to consumers.

                  In the U.S., competition and deregulation are redefining the utility industry. The prototype "utility company" (vertically integrated, operating entirely on a local or regional basis, deriving substantially all earnings from regulated, monopoly sales) is, or soon will be, defunct. To prepare for the onset of fully competitive markets, utilities are "reinventing" themselves -- restructuring their businesses, including through asset sales (whether voluntarily or as a result of state or other regulatory mandates), pursuing mergers and acquisitions including "convergence" gas/electric transactions, and diversifying into non-traditional businesses, such as wholesale energy marketing and foreign utility acquisitions. To compete effectively in this new environment, Exelon must have the opportunity to build scale and scope in these non-traditional "nonutility" businesses which are now not only commonplace, but integral and vital. One of the most significant industry dynamics is the growing divestiture of generating assets in the U.S. by traditional electric utilities, in many cases under legislative or regulatory mandates. Since 1997, U.S. investor-owned electric utilities have sold approximately 70 gigawatts ("GW") of generating assets. The combination of these completed sales, together with pending sales transactions at December 31, 1999, cover 24 % of the total installed generation capacity owned by U.S. investor-owned electric utilities at December 31, 1997. If transfers or proposed transfers to unregulated affiliates are also included, the total rises to 31.6 %./58/

                  The limitation of Rule 53, covering investments in both U.S. wholesale generating facilities and foreign utility assets, would prevent Exelon from actively participating as a buyer or bidder in even one of these markets, much less both. The reason is the large dollar investments required to close major transactions, as compared to the investment capacity available under Rule
53. The capability to bid on the full range of available opportunities in both markets, including especially the larger, more significant transactions, is vital to Exelon's growth strategies, just as it is for Exelon's competitors. To survive in the restructured utility industry, Exelon needs to compete on an equal footing with other participants. Some competitors are not

________________

/58/ Edison Electric Institute, "Divestiture Action & Analysis," January 2000 Issue.

subject to the limitations of the Act; others are subject to the Act but have authority to invest in EWGs and FUCOs in amounts in excess of the Rule 53 limitation.

                  Additional investments in EWGs and FUCOs and financing for such purposes will not have a "substantial adverse impact" on the financial integrity of the Exelon System. The lack of any "substantial adverse impact" on Exelon's financial integrity can be demonstrated in several ways:

                  . Exelon will be created by the merger of two companies which have not been subject to the Act. PECO, which has substantially all of the investment in EWGs and FUCOs applicable to Exelon, was recognized as a financially sound company notwithstanding the reductions to its retained earnings caused by the factors outlined above.

                  . The investment in EWGs has a history of positive impact on PECO's operating results. The equity in the earnings of AmerGen for the six months ended June 30, 2000 was $20 million (the first full quarters in which AmerGen was in operation)./59/

                  . The generating stations operated by AmerGen, which will constitute substantially all of Exelon's investments in EWGs immediately after the Merger, represent unique investment opportunities in nuclear power plants in good physical condition with experienced nuclear operating organizations that have the potential to operate as baseload units at a high capacity factor producing low cost power over an extended period of time. For example, the Three Mile Island-1 plant is widely regarded as one of the top performing pressurized water reactor (PWR) plants in the country and the Clinton plant is a relatively new boiling water reactor (BWR) plant which was shutdown for an extended period and has over 25 years remaining on its original NRC operating license. The coordinated operation of multiple plants within a larger nuclear organization, rather than as stand-alone plants, offers the potential for greater operational efficiencies and economies of scale. The sharing of best management, safety, maintenance, and operating practices within such an organization, coupled with a diversity of reactor designs and plant locations, also reduces the risk and potential impact of prolonged outages due to technical problems or local regulatory concerns.

                  . Although pro forma retained earnings at June 30, 2000 are only $89 million, Exelon's retained earnings are expected to increase steadily during the Authorization Period as a result of a conservative payout ratio. If the $667 million of retained earnings of ComEd at June 30, 2000 (which will be eliminated by push down accounting) were included, Exelon's initial request for $2 billion aggregate investment in EWGs and TUCOs would constitute 264% of that hypothetical retained earnings of $756 million. This percentage is consistent with the Commission precedent in National Grid Group plc, Holding Co. Act Release No. 35-27154 (March 15, 2000). (A $4 billion investment would be 529%). Exelon is

_____________________

/59/ AmerGen commenced operations in December 1999 with the acquisition of Clinton and Three Mile Island stations. PECO recorded an equity loss of $486,000 in 1999 reflecting PECO's 50% share of AmerGen's start-up costs.

                    seeking authorization only to increase its aggregate investment by an amount equal to 100% of this increase in retained earnings -- a percentage the Commission has approved on numerous occasions./60/

               . On a pro forma basis, Exelon's financial condition and anticipated financial performance will be within the range found acceptable by the Commission in other cases as demonstrated below.

               .    PECO Energy Strategic Approval Process Summary

                    The Board of Directors of PECO Energy established authorization oversight levels for investments in capital expenditures, mergers, acquisitions, new businesses, divestitures, and contracts. PECO Energy has a comprehensive development, review and approval process for investments that indicates specific review and approval delegations from the Board of Directors through corporate officers. This process is internally referred to as the Strategic Asset Management Approval Process (SAMAP). The SAMAP committee consists of Corbin McNeill, Jr. and his direct reports. Each project is independently reviewed by the Corporate Project evaluations staff for completeness of the analysis and adherence to corporate valuation standards.

                    All acquisitions above $25 million in consideration are reviewed through the SAMAP process and are approved by the Board of Directors. Non-nuclear acquisitions with consideration below $25 million are approved by the PECO Energy senior management team. Nuclear acquisitions below $25 million of consideration are reviewed by senior management and approved jointly by the Finance and Nuclear committees of the Board.

                    The SAMAP process begins with the development of a business case. Each investment is reviewed several times by a cross functional committee (FRG) who reviews the assumptions, analysis and strategic alignment of the investments. This committee is composed of individuals from various functional areas including legal, tax, accounting, treasury, corporate development and information systems. It is anticipated that Exelon will adopt a similar process. The FRG provides a memorandum to senior management indicating any open issues or areas of concern regarding the investment. The FRG does not have approval authority for investments.

                    SAMAP meets, reviews the investment documentation in conjunction with the input from the FRG and Corporate Project Evaluations, discusses the investment and renders a decision whether the investment should be made, abandoned or additional analysis performed.


               . ComEd and PECO are expected to be able to provide for their capital needs through the Authorization Period through internally generated funds and other anticipated sources including their own debt or preferred securities financing and do not expect need to rely on Exelon for additional funding during the Authorization Period.

_________________________

/60/   See the "100% Orders" referred to above.

               The following paragraphs provide data analyzing the impact of the investments in EWGs and FUCOs on the Exelon System in light of the tests developed by the staff in the course of adopting the 100% Orders. These tests involve analysis of:

               Ratios of EWG/FUCO investment to:

                    .    Consolidated Capitalization

                    .    Consolidated Net Utility Plant

                    .    Total Consolidated Assets

                    .    Market Value of Outstanding Stock

                    .    Growth in consolidated retained earnings

               Stock price to earnings ratio

               Market to book ratio

               Dividend payout ratio

               Capitalization ratios

                         Capitalization Ratios. Exelon's proposed $5.5 billion
                         ---------------------
aggregate investment in EWGs would represent a reasonable commitment of Exelon capital for a company the size of Exelon, based on various financial ratios at June 30, 2000.61 For example, investments of this amount would be equal to only approximately:

               24.2 % of Exelon's total consolidated capitalization ($22.7 billion),/62/

               31.6 % of consolidated net utility plant ($17.4 billion),

               15.2 % of total consolidated assets ($36.3 billion), and

               35.7 % of the pro forma market value of Exelon's outstanding common stock ($15.4 billion)/63/

___________________

/61/   For purposes of the analysis an aggregate investment of $5.5 billion is used. The comparable figure for the amount immediately requested --
$2 billion--and for $4 billion is set out in the table below.

/62/   This calculation of pro forma capitalization includes securitization debt. The figure excluding securitization debt would be about $14.9 billion and the aggregate investment would be about 37%.

               The table below illustrates that Exelon's exposure to EWG/FUCO investments will be comparable to the companies who received the 100% Orders. In several categories, the percentage applicable to Exelon (which is pro forma at June 30, 2000) is well below the highest percentage found reasonable by the Commission in the 100% Orders.

               Investments in EWGs and FUCOs as a percentage of:
               -------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
        Company               Consolidated          Consolidated Net      Consolidated Total       Market Value of
                             Capitalization          Utility Plant              Assets              Common Stock
----------------------------------------------------------------------------------------------------------------------
Southern                                   16.3                    15.4                   11.0                   20.4
----------------------------------------------------------------------------------------------------------------------
CSW                                        23.0                    23.0                   14.0                   31.0
----------------------------------------------------------------------------------------------------------------------
GPU                                        24.9                    34.2                   19.4                   49.8
----------------------------------------------------------------------------------------------------------------------
Cinergy                                    16.0                    16.0                   11.0                   19.0
----------------------------------------------------------------------------------------------------------------------
AEP                                        16.0                    13.8                    9.8                   18.5
----------------------------------------------------------------------------------------------------------------------
Entergy Corp.                              18.6                    17.4                   11.7                   43.8
----------------------------------------------------------------------------------------------------------------------
New Century                                13.7                    11.8                    9.1                   12.5
----------------------------------------------------------------------------------------------------------------------
National Grid                              46.6                     N/A                   33.0                    7.8
----------------------------------------------------------------------------------------------------------------------
Cinergy 2000/64/                           24.3                    24.6                   16.5                   47.9
----------------------------------------------------------------------------------------------------------------------
Average                                    22.2                    19.5                   15.1                   27.9
-------                                    ----                    ----                   ----                   ----
----------------------------------------------------------------------------------------------------------------------
Exelon Aggregate                           24.2                    31.6                   15.2                   35.7
Investment ($5.5
billion)
----------------------------------------------------------------------------------------------------------------------
Exelon Aggregate                           18.9                    23.3                   11.1                   28.2
Investment ($4
billion)/65/

----------------------------------------------------------------------------------------------------------------------
Exelon Aggregate                            8.8                    11.5                    5.5                   12.9
Investment ($2
billion)
----------------------------------------------------------------------------------------------------------------------

________________________________________________________________________________


/63/   The market value of Exelon common stock is calculated using an assumed value of $48.9375 per share times the number of shares of Exelon common stock expected to be outstanding following the merger. The closing price of PECO on August 15, 2000 was $48.9375. Unicom's closing price on that date was $46.25. Data for other companies taken from public filings. Market value for National Grid estimated based $38.125 per share at October 7, 1999 as reported from New York Stock Exchange data.

/64/   Cinergy Corp., Holding Co. Act Release No. 27190 (June 23, 2000)
(aggregate limit in EWGs and FUCOs of $1.58 billion consisting of its current investment of $580 million plus $1 billion additional).

/65/   At this level, the amount for which Exelon is requesting immediate approval, Exelon would be well below the average in each category except one and significantly below the Cinergy 2000 precedent.

               The most recent Commission order relating to investments in EWGs and FUCOs was for Cinergy Corp. Based upon financial information derived from Cinergy's most recent Annual Report on Form 10-K, dated March 31, 2000, an aggregate investment in EWGs and FUCOs of $1.58 billion would represent:

          .    24.3% of Cinergy's consolidated capitalization ($6.5 billion);
          .    24.6% of Cinergy's consolidated net utility plant ($6.4 billion);
          .    16.5% of Cinergy's consolidated as sets ($9.6 billion); and
          .    47.9% of the market value of Cinergy's outstanding stock ($3.3 billion).

               Applying the same percentages to Exelon's pro forma financial amounts to calculate an equivalent aggregate investment for Exelon produces the following:

          . 24.3% of Exelon's consolidated capitalization ($22.7 billion) equals $5.52 billion;
          . 24.6% of its consolidated net utility plant ($17.4 billion) equals $4.28 billion;
          . 16.5% of its consolidated assets ($36.3 billion) equals $5.99 billion; and
          . 47.9% of the market value of outstanding stock ($15.4 billion) equals $7.38 billion.

               Applying the average percentages found on the table above to Exelon's pro forma financial amounts to calculate an equivalent aggregate investment for Exelon produces the following:

          . 20.1% of Exelon's consolidated capitalization ($22.7 billion) equals $4.56 billion;
          . 21.2% of its consolidated net utility plant ($17.4 billion) equals $3.69 billion;
          . 13.6% of its consolidated assets ($36.3 billion) equals $4.94 billion; and
          . 31.1% of the market value of outstanding stock ($15.4 billion) equals $4.79 billion.

               These comparisons clearly show that Exelon's immediate request for an aggregate limitation on EWG and FUCO investments of $2 billion is well within existing precedent.

               Consolidated Retained Earnings Growth. As a result of declining
               -------------------------------------
payout ratios, preferred stock redemptions and excluding the extraordinary losses in 1997, the retained earnings balances of both Unicom and PECO had been increasing since 1994. Adjusted to exclude the extraordinary losses in 1997 for restructuring charges, PECO's retained earning balance as of June 30, 2000 would be $1.92 billion, or a 137% increase since 1994. Adjusted to exclude the extraordinary losses in 1997 for restructuring charges, Unicom's retained earnings balance as of June 30, 2000 would be $1.45 billion, or a 158% increase since 1994. Excluding the effects of the write-offs in 1997, Unicom and PECO had earnings consistent with this performance and have seen strong earnings growth in recent years:

                                            Unicom                                  PECO
                                            ------                                  ----

------------------------------------------------------------------------------------------------------------------------
                           1998 over 1997         1999 over 1998          1998 over 1997         1999 over 1998
------------------------------------------------------------------------------------------------------------------------
Net income growth (%)            18.8                    11.7                   56.3                    14.1
------------------------------------------------------------------------------------------------------------------------
Earnings per share               17.6                    11.5                   55.6                    29.9
growth (%)
------------------------------------------------------------------------------------------------------------------------

                  Share Price to Earnings Ratio. The financial strength
                  -----------------------------
anticipated for Exelon is reflected in the current Price/Earnings ratios of Unicom and PECO, both of which exceed industry averages. Unicom's P/E ratio as of May 16, 2000 was 13.2 and PECO's was 12.5, compared to the average for utilities in the Standard & Poor's Electric Utility Index of 11.6.

                  Market to Book Ratio. Exelon's market to book ratio is
                  --------------------
currently 2.29 based on a pro forma book value of $ 21.36 per share as of June 30, 2000 and an assumed market price of $48.9375 per share. This ratio is above the industry average, which was 1.76 as of August 16, 2000 according to Factset Research Systems estimates.

                  Dividend Payout Ratio. Unicom's current payout ratio is 48%
                  ---------------------
based on First Call consensus estimates for 2000. PECO's current payout ratio is 28%. Based on the anticipated dividend and estimates for 2001 earnings Exelon's payout ratio will be approximately 30% to 40%. This range is below the industry average of 64.2% reflecting Exelon's response to increasing competition and other challenges facing the industry. A payout ratio at this level will enable Exelon to build its equity cushion to support future growth.

                  Capitalization Ratios. The credit ratings from major
                  ---------------------
nationally recognized rating agencies for Unicom and ComEd and PECO are set out the in the table below. All three rating agencies that rate ComEd's securities raised their ratings in 1999. The Exelon system's ratings as of October 20, 2000 from Standard & Poor's, Moody's and FitchIBCA are as follows:/66/

---------------------------------------------------------------------------------------------
Company and type of rating            S&P                 Moody's                 Fitch
---------------------------------------------------------------------------------------------
Exelon                               A-                   Baa3                  BBB
---------------------------------------------------------------------------------------------
ComEd                              --                     --                    --
---------------------------------------------------------------------------------------------
 .        Secured                     A-                   Baa1                    A
---------------------------------------------------------------------------------------------
 .        Unsecured                 BBB+                   Baa2                  BBB
---------------------------------------------------------------------------------------------

/66/ S&P (corporate rating); Moody's (issuer rating); Fitch (senior unsecured implied rating).

---------------------------------------------------------------------------------------------
 .        Preferred Stock           BBB                    Baa2                  BBB
---------------------------------------------------------------------------------------------
 .        Commercial Paper          A-2                    P-2                   NA
---------------------------------------------------------------------------------------------
PECO                               --                     --                    --
---------------------------------------------------------------------------------------------
 .        Corporate                 A-                     Baa1                  A-
---------------------------------------------------------------------------------------------
 .        Unsecured                 BBB+                   Baa2                  BBB+
---------------------------------------------------------------------------------------------
 .        Preferred Stock           BBB                    baa2                  BBB
---------------------------------------------------------------------------------------------
 .        Commercial Paper          A-2                    P-2                   F-2
---------------------------------------------------------------------------------------------

                  Rule 53(b) Factors.   With respect to the relevant financial
                  ------------------
benchmarks specifically contemplated by Rule 53(b), none is applicable:

                    . there has been no bankruptcy of Unicom or any of its associate companies or of PECO or any of its associate companies. (Rule 53(b)(1));

                    . pro forma average consolidated retained earnings for the four most recent quarterly periods have not decreased by more than 10% from the average for the preceding four quarterly periods (Rule 53(b)(2));

                    . Exelon's aggregate investment in EWGs and FUCOs at June 30, 2000, did not exceed 2% of Exelon's pro forma consolidated capital invested in utility operations; and

                    . in the previous fiscal year, neither Unicom nor PECO reported operating losses attributable to its direct or indirect investments in EWGs and FUCOs that exceeded an amount equal to 5% of their consolidated retained earnings (Rule 53(b)(3))./67/

/67/ AmerGen commenced operations in December 1999 with the acquisition of Clinton and Three Mile Island stations. PECO recorded an equity loss of $486,000 in 1999 reflecting PECO's 50% share of AmerGen's start-up costs.

                  Exelon undertakes to notify the Commission by filing a post-effective amendment in this proceeding in the event that any of the circumstances described in Rule 53(b) arise during the Authorization Period.

                  Impact of Investments in EWGs and FUCOs on Utility
                  --------------------------------------------------
Subsidiaries. Exelon's request in this Application/Declaration to authorize the
------------
existing and proposed investments in EWGs and FUCOs will not have an "adverse impact" on either ComEd or PECO, their respective customers, or on the ability of the Illinois Commission or the Pennsylvania Commission to protect such Utility Subsidiaries or such customers./68/

                  This conclusion is supported by (i) the insulation of ComEd and PECO and their customers from potential direct adverse effects of Exelon's investments in EWGs and FUCOs; (ii) the effects of utility regulation restructuring in Illinois and Pennsylvania, including the retail rate caps and rate freeze imposed on ComEd and PECO and the opening of the energy supply business to retail customer choice, (iii) ComEd's and PECO's current financial health and (iv) the proven effectiveness of state commission oversight over ComEd and PECO.

                  Insulation from Risk. All of Exelon's investments in EWGs and
                  --------------------
FUCOs are, and in the future will remain, segregated from ComEd and PECO. Any losses that may be incurred by such EWGs and FUCOs would have no effect on the rates of ComEd or PECO -- even after the rate caps and rate freezes now in effect expire. Exelon represents that it will not seek recovery through higher rates from ComEd or PECO utility customers in order to compensate Exelon for any possible losses that it or any Subsidiary may sustain on the investment in EWGs or FUCOs or for any inadequate returns on such investments.

                  Moreover, to the extent that there may be indirect impacts on ComEd or PECO from Exelon's EWG and FUCO investments through effects on Exelon's capital costs, the Illinois Commission and the Pennsylvania Commission have broad discretion to set the cost of capital for the utility subject to their jurisdiction by a variety of accepted means and are free to exclude any adverse impacts due to EWGs and FUCOs. Therefore, the state commissions have the authority and the mechanisms to prevent any adverse effects on the cost of capital due to investments in EWGs and FUCOs from being passed on to utility customers.

                  Exelon will comply with the requirements of Rule 53(a)(3) regarding the limitation on the use of ComEd and PECO employees in connection with providing services to EWGs and FUCOs. The restructuring of ComEd and PECO and the creation of Genco is not anticipated to have any major impact on utilization of Utility Subsidiary employees, except for personnel adjustments related to the integration of two previously independent organizations. Neither ComEd nor PECO will increase staffing levels to support the operations of any EWG or FUCO. AmerGen operations will be conducted by those employees currently engaged in that business. Development of new EWG or

_______________

/68/   No other Utility Subsidiary is subject to rate regulation by a state commission. Genco is not a public utility for state law purposes and none of the other Utility Subsidiaries (the Indiana Company and the Conowingo Companies) has any retail customers. References to PECO refer to its distribution and transmission function only because its generating assets will be distributed to Genco.

FUCO projects will be conducted through Genco, one or more Subsidiaries of Genco and/or Exelon Services./69/

                  As noted in the Merger U-1, Genco will seek authority to render certain services to EWGs and FUCOs, especially relating to nuclear operations. While Genco is a "domestic public utility" for purposes of Rule 53, it is not subject to State rate regulation. Further, while it will sell power to ComEd and PECO, the rate payers of those companies are fully protected by existing rate freezes and caps and the ability to choose their energy supplier directly. Thus ComEd and PECO ratepayers are not captive to the charges of Genco. Consequently, there is no reason that ComEd and PECO ratepayers need to be "protected" from the diversion of Genco employees time and attention to the activities of EWGs and FUCOs. Even so, Genco believes it will be in compliance with the limit on use of Genco employees in connection with EWGs and FUCOs.

                  Finally, Exelon will comply with the other conditions of Rule 53(a) providing specific protections to customers of ComEd and PECO and their state commissions, in particular, the requirements of Rule 53(a)(2) regarding the preparation and making available of books and records and financial reports regarding EWGs and FUCOs, and the requirements of Rule 53(a)(4) regarding filing of copies of applications and reports with other regulatory commissions.

                  Financial Health of ComEd and PECO. As indicated earlier in
                  ----------------------------------
this Application/Declaration, the reduced retained earnings of Unicom and PECO are mainly the result of accounting changes mandated by State restructuring legislation and the push-down accounting for the Merger. Notwithstanding these events, ComEd and PECO are financially strong companies with stable earnings and cash flows. As noted above, ComEd and PECO have sound investment grade ratings by the major nationally recognized rating agencies. These ratings have been evaluated in light of the proposed Merger. At June 30, 2000, ComEd ratios, including securitization debt, were common equity, 35.8%, preferred stock, 3.02%, current maturities, 3.6%, long-term debt, 54.7% and short-term debt, 2.9%. The PECO ratios, including securitization debt, were common equity, 16.3%, preferred stock, 3.5%, current maturities, 2.4%, long-term debt, 71.1% and short-term debt, 6.7%./70/

______________________

/69/   In the Merger U-1, Exelon is seeking authorization for Genco to provide services to AmerGen related to, among other things, nuclear operations. One of the primary economies and benefits of combining all generating operations in Genco is the ability to adopt best practices and otherwise improve the operations of nuclear stations while enhancing safety. While Genco is a "public-utility company" under the Act, it is not a traditional rate regulated utility and has no retail customers. All Genco's sales, including those to ComEd and PECO are subject to FERC jurisdiction. Notwithstanding these plans, Genco will be in compliance with the requirement of Rule 53 that would limit the number of its employees who can render services to EWGs and FUCOs.

/70/   At June 30, 2000, ComEd's capital structure (excluding securitization debt) was 47% common equity, 4% preferred stock and 44% long term debt, 1% current maturities and 4% short-term debt. At that date, PECO's capital structure (excluding securitization debt) was 36% common equity, 8% preferred stock, 41% long term debt and 15% short-term debt.

                  Exelon's current and proposed investments in EWGs and FUCOs will not have any negative impact on ComEd's and PECO's ability to fund operations and growth. Current projections indicate that ComEd and PECO will continue to fund operations and construction expenditures primarily from internal sources of cash and credit facilities. Neither ComEd nor PECO anticipate any further major asset sales or any significant additional securitization./71/ Moreover, there is ongoing evidence that ComEd and PECO can access capital markets as needed, although their ability to issue debt and preferred equity securities in the future depends upon earnings coverages and market factors at the time such securities are issued.

                  Adequacy Of State Commission Oversight. Only two state
                  --------------------------------------
commissions have jurisdiction over the operations of the principal Utility Subsidiaries -- ComEd and PECO -- the Illinois Commission and the Pennsylvania Commission (collectively, "State Commissions"). The State Commissions are able to protect utility customers within their respective states. Importantly, the rates now paid by retail customers in Illinois and Pennsylvania may not be increased for several years in accordance with state utility regulation restructuring legislation and State Commission actions. Pursuant to legislation in both states, the State Commissions are actively encouraging competition in the industry. The State Commissions have jurisdiction over the transfer of generating assets to Genco. The Pennsylvania Commission and the Illinois Commission have each granted this approval./72/ The Illinois Commission has the transfer under review. The State Commissions each have considerable authority to regulate transactions between ComEd and PECO, respectively, and their affiliates to ensure that customers of the utility are not harmed by such transactions. For these reasons, the State Commissions will have adequate authority to protect ComEd and PECO customers from any adverse effect associated with Exelon's existing and proposed investments in EWGs and FUCOs.

                  The Pennsylvania Commission has issued a letter to the Commission indicating that the Pennsylvania Commission "retains sufficient jurisdiction under Pennsylvania's Public Utility Code to assure adequate protection of PECO customers and ratepayers" in light of Exelon's potential investment in EWGs and FUCOs as contemplated by this application. Likewise, the Illinois Commission has also sent a similar letter to the Commission.

                  Accordingly, Exelon asks the Commission to grant it an exception to the requirements of Rule 53(a)(1) in connection with the proposed financing for the purpose of additional investments in EWGs and FUCOs subject to the limitation that Exelon's aggregate

_________________

/71/   PECO anticipates that it will refinance during the Authorization Period up to the full outstanding principal amount of its transition bonds due March 1, 2004 and due September 1, 2007 with additional transition bonds. The refinancing will be pursuant to the financing order of the Pennsylvania Commission and thus will be exempt under Rule 52. PECO will use the same financing structure with PECO Energy Transition Trust (or similar entity) as the issuer. See PECO Energy Transition Trust Form S-3 Registration Statement, File No. 333-31646.

/72/   Pa. PUC, Docket Nos. R-00973953 and P-0091265, Final Order, para. 2, p.
10; Joint Petition for Full Settlement of PECO Energy Company's Restructuring Plan and Related Appeals and Application for a Qualified Rate Order and Application of Transfer of Generation Assets, April 29, 1998, para. 28; Illinois Commerce Commission, Docket Nos. 00-0369 & 00-0394 (August 17, 2000).

investment in EWGs and FUCOs will not exceed $5.5 billion during the Authorization Period. Exelon requests that the Commission approve $2 billion at this time and reserve jurisdiction on the remainder pending completion of the record.

          3.   Exelon Rule 53 Undertakings.

          Exelon hereby undertakes to file a report with the Commission within 60 days after the end of each calendar quarter beginning with the first quarter ending at least 45 days following the date of the Commission's order in this proceeding, providing:

          . A computation in accordance with rule 53(a) setting forth Exelon's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings," and a calculation of the amount;

          . A breakdown showing Exelon's aggregate investment in each individual EWG/FUCO project covered by the Modified Rule 53 Test;

          . Consolidated capitalization ratio of Exelon as of the end of that quarter, with consolidated debt to include all short-term debt and non-recourse debt of all EWGs and FUCOs;

          .    The market-to-book ratio of Exelon's common stock;

          . Identification of any new EWG/FUCO project covered by the Modified Rule 53 Test in which Exelon has invested or committed to invest during the preceding quarter;

          . Analysis of the growth in consolidated retained earnings which segregates total earnings growth of EWGs and FUCOs from that attributable to other subsidiaries of Exelon;

          . A statement of revenues and net income for each EWG and FUCO for the twelve months ending as of the end of that quarter.

          4.   Rule 54 Analysis.

          Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if Rules 53(a), (b) and (c) are satisfied. Exelon does not currently own any FUCOs. As described above in detail, Exelon will not be in compliance with all of the provisions of Rule 53 safe harbor. Exelon believes that, for the reasons set out above, the Commission should approve additional financing for the purpose of making additional investments in EWGs and FUCOs up to the Modified Rule 53 Limitation. For those same reasons, Exelon urges the Commission to make no adverse findings under Rule 54 in connection with the financing approval sought herein for other purposes.

          H.   Dividend Reinvestment Plan

               Exelon will establish a dividend reinvestment plan which is expected to incorporate the existing features of the plans currently offered by Unicom and PECO. Upon consummation of the Merger, the dividend reinvestment plans of Unicom and PECO will be terminated (or one company's plan will be adopted by Exelon) and participants will be eligible to become participants in the Exelon's new or adopted plan ("Exelon DRP").

               Exelon proposes, from time to time during the Authorization Period, to issue and/or acquire in open market transactions or by some other method which complies with applicable law and Commission interpretations then in effect up to 21 million shares of Exelon common stock under the Exelon DRP, certain incentive compensation plans and certain other employee benefit plans described below./73/

     I.        Employee Stock-Based Plans

               Exelon proposes, from time to time during the Authorization Period, to issue and/or acquire in open market transactions or by some other method which complies with applicable law and Commission interpretations then in effect up to 21 million shares of Exelon common stock under the Exelon DRP and the employee stock-based plans described below./74/

               Prior to the Merger, Unicom will (i) adjust the terms of all outstanding Unicom Employee Stock Options to provide that, at the Merger Effective Time (as defined in the Merger Agreement), each Unicom Employee Stock Option outstanding immediately prior to the Merger Effective Time shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such Unicom Employee Stock Option, the same number of shares of Exelon Common Stock as the holder of such Unicom Employee Stock Option would have been entitled to receive pursuant to the Merger had such holder exercised such Unicom Employee Stock Option in full immediately prior to the Merger Effective Time, except that this adjustment will be made as if the exchange ratio were 0.95 instead of 0.875 and the $3.00 per share cash consideration will be disregarded, (ii) make such other changes to the Unicom Stock Plans and the terms of any Unicom Employee Stock Options as it deems appropriate to give effect to the Merger (subject to the approval of PECO, which shall not be unreasonably withheld); and (iii) ensure that, after the Merger Effective Time, no Unicom Employee Stock Options may be granted under any Unicom Stock Plan.

               Prior to the Merger, PECO will: (i) adjust the terms of all outstanding PECO Employee Stock Options to provide that, at the Exchange Effective Time (as defined in the Merger Agreement), each PECO Employee Stock Option outstanding immediately prior to the Exchange Effective Time shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such PECO Employee Stock Option, the same number of shares of Exelon Common Stock as the holder of such PECO Employee Stock Option would have been entitled to receive pursuant to the Merger had such holder exercised such PECO Employee Stock Option in full immediately prior to the Exchange Effective Time; (ii) make such other changes to the PECO Stock Plans and the terms of outstanding PECO Employee Stock Options as it deems appropriate to give effect to the Merger (subject to the approval of Unicom,

_____________________

/73/ The open market acquisitions for purpose of this plan will be made pursuant to Rule 42 and to the extent used in the Exelon DRP or for such benefit plans will not count against the authorization to issue up to 21 million additional shares.

/74/ The open market acquisitions for purpose of these plans will be made pursuant to Rule 42. See Note 72.

which shall not be unreasonably withheld); and (iii) ensure that, after the Exchange Effective Time, no PECO Employee Stock Options may be granted under any PECO Stock Plan.

               Upon completion of the Merger, Exelon will assume all the obligations of Unicom under the Unicom Stock Plans, each outstanding Unicom Employee Stock Option and the agreements evidencing the grants thereof. Exelon will comply with the terms of the Unicom Stock Plans and ensure, to the extent required by, and subject to the provisions of, such Unicom Stock Plans, that the Unicom Employee Stock Options that qualified as qualified stock options prior to the Merger Effective Time continue to qualify as qualified stock options after the Merger Effective Time.

               Upon completion of the Merger Exelon will also assume all the obligations of PECO under the PECO Stock Plans, each outstanding PECO Employee Stock Option and PECO SAR and the agreements evidencing the grants thereof. Exelon will comply with the terms of the PECO Stock Plans and ensure, to the extent required by, and subject to the provisions of, such PECO Stock Plans, that the PECO Employee Stock Options that qualified as qualified stock options prior to the Exchange Effective Time continue to qualify as qualified stock options after the Exchange Effective Time.

               With respect to each employee or director benefit or compensation plan, program or arrangement, other than the Unicom Stock Plans and the PECO Stock Plans, under which Unicom Common Stock or PECO Common Stock is required to be used for purposes of the payment of benefits, grant of awards or exercise of options (each, a "Stock Plan"), (i) Unicom and the PECO shall take such action as may be necessary so that, after the Merger Effective Time, such Stock Plan shall provide for issuance or purchase in the open market only of Exelon Common Stock rather than Unicom Common Stock or PECO Common Stock, as the case may be, and otherwise to amend such Stock Plans to reflect the Merger, and (ii) Exelon shall take all corporate action necessary or appropriate to obtain shareholder approval with respect to such Stock Plan to the extent such approval is required for purposes of the Internal Revenue Code or other applicable law. Exelon shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Exelon Common Stock for delivery upon exercise of the Unicom Employee Stock Options and PECO Employee Stock Options assumed as described above or the payment of benefits, grant of awards or exercise of options under such Stock Plans. As soon as reasonably practicable after the Merger Effective Time, Exelon shall file one or more registration statements on Form S-8 (or any successor or other appropriate form) with respect to the shares of Exelon Common Stock subject to such Unicom Employee Stock Options and PECO Employee Stock Options or to such Stock Plans and shall use its reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein or related thereto) for so long as such Unicom Employee Stock Options and PECO Employee Stock Options or such benefits or grants of awards remain payable or such options remain outstanding. For purposes of the above:

          . "Unicom Employee Stock Option" means any option to purchase Unicom Common Stock granted under any Unicom Stock Plan.

          . "Unicom Stock Plans" means the Long-Term Incentive Plan of Unicom as amended from time to time.

          . "PECO Employee Stock Option" means any option to purchase PECO Common Stock granted under any PECO Stock Plan.

          . "PECO Stock Plans" means the PECO Energy Company 1989 Long-Term Incentive Plan and the PECO Energy Company 1998 Stock Option Plan.

          . "PECO SAR" means any stock appreciation right linked to the price of PECO Common Stock and granted under any PECO Stock Plan.

          The total number of shares awarded or issued from the plans referred to above in 1999, and average for 1998 and 1999, was as follows:

-----------------------------------------------------------------------------------------------------------------
  Company/75/                                 Total 1999                         Average 1998-1999
-----------------------------------------------------------------------------------------------------------------
  PECO                                  --                                     --
  ----
-----------------------------------------------------------------------------------------------------------------
  .        Stock options granted        2,049,789                              2,568,674 avg.


-----------------------------------------------------------------------------------------------------------------
  .       Shares issued on exercise     0 new shares issued                    0 new shares issued
          of options
                                        568,000 options exercised              1,349,372 avg. options exercised
-----------------------------------------------------------------------------------------------------------------
  .       Shares issued for other       120,300 restricted shares granted      63,650 avg. restricted shares
          awards                                                               granted
-----------------------------------------------------------------------------------------------------------------
  Unicom                                --                                     --
  ------
-----------------------------------------------------------------------------------------------------------------
  .       Stock options granted         1,848,050                              1,613,787
-----------------------------------------------------------------------------------------------------------------
  .       Shares issued on exercise     0                                      0
          of options
-----------------------------------------------------------------------------------------------------------------
  .       Shares issued for other       451,501                                472,902
          awards
-----------------------------------------------------------------------------------------------------------------

               Exelon has adopted the PECO Energy Company 1989 Long-Term Incentive Plan for purposes of making awards to employees of Exelon and its Subsidiaries following the Merger. The provisions of this plan are described on pages 60 and 61 of the Joint Proxy Statement/Prospectus of Unicom and PECO dated May 15, 2000 filed as Exhibit C-2 hereto. Exelon may issue certain option grants under Long-Term Incentive Plan with an effective date of the first day of trading of Exelon common stock (i.e., October 23, 2000). Such options will not be exercisable prior to one year from the effective date of issuance.

________________

/75/ In the case of shares issued pursuant to plans, the number excludes shares acquired in the open market or treasury shares used to satisfy the award or option.

          J. Payment Of Dividends by Non-Utility Subsidiaries Out Of Capital And Unearned Surplus.

               Ventures also proposes, on behalf of itself and every direct or indirect Non-Utility Subsidiary, that such companies be permitted to pay dividends with respect to the securities of such companies, from time to time through the Authorization Period, out of capital and unearned surplus (including revaluation reserve), to the extent permitted under applicable corporate law.

          K.   Filing of Certificates of Notification

               It is proposed that, with respect to Exelon, the reporting systems of the Securities Exchange Act of 1934, as amended (the "1934 Act") and the 1933 Act be integrated with the reporting system under the Act. This would eliminate duplication of filings with the Commission that cover essentially the same subject matters, resulting in a reduction of expense for both the Commission and Exelon. To effect such integration, the portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorizations granted in this proceeding would be incorporated by reference into this proceeding through Rule 24 certificates of notification. The certificates would also contain all other information required by Rule 24, including the certification that each transaction being reported on had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application/Declaration. Such certificates of notification would be filed within 60 days after the end of the first three calendar quarters and 90 days after the end of the last calendar quarter, in which transactions occur.

               A copy of relevant document (e.g., underwriting agreements, indentures, bank agreements) for the relevant quarter will be filed with, or incorporated by reference from 1933 Act or 1934 Act filings in such Rule 24 certificates.

               The Rule 24 certificates will contain the following information:

               (a) The sales of any common stock or preferred securities by Exelon and the purchase price per share and the market price per share at the date of the agreement of sale;

               (b) The total number of shares of Exelon common stock issued or issuable pursuant to options granted during the quarter under employee benefit plans and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans hereafter adopted;

               (c) If Exelon common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquiror;

               (d) If a guarantee is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guarantee;

               (e) The amount and terms of any Exelon indebtedness issued during the quarter;

               (f) The amount and terms of any short-term debt issued by any Utility Subsidiary during the quarter;

               (g) The amount and terms of any financings consummated by any Non-Utility Subsidiary that are not exempt under Rule 52;

               (h) The notional amount and principal terms of any Hedge Instruments or Anticipatory Hedges entered into during the quarter and the identity of the other parties thereto;

               (i) The name, parent company and amount invested in any intermediate subsidiary or financing subsidiary during the quarter and the amount and terms of any securities issued by such subsidiaries during the quarter;

               (j) A list of U-6B-2 forms filed with the Commission during the quarter, including the name of the filing entity and the date of filing;

               (k) Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including Exelon, that has engaged in jurisdictional financing transactions during the quarter;

               (l) A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of Exelon on a consolidated basis and each Utility Subsidiary;

               (m) A retained earnings analysis of Exelon on a consolidated basis and each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter; and

               (n) Future registration statements filed under the 1933 Act with respect to securities that are subject of the Application/Declaration will be filed or incorporated by reference as exhibits to the next certificate filed pursuant to Rule 24.

Item 2.                             Fees, Commissions and Expenses

Estimated Legal Fees and Expenses/76/                 $100,000
Estimated Miscellaneous Expenses                        50,000
                                                      --------
         Total                                        $150,000
                                                      --------

_______________________

/76/ Fees and expenses relating to financing transactions for which approval is sought herein cannot be estimated at this time. Fees for the placement of securities will be limited as provided in Item 1.D.

Item 3.                       Applicable Statutory Provisions

               Sections 6(a), 7, 9(a), 10, 12 and 13 of the Act and Rules 42, 43, 45, 52, 53 and 54 are considered applicable to the proposed transactions.

               To the extent that the proposed transactions are considered by the Commission to required authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

Item 4.                       Regulatory Approvals

               The Pennsylvania Commission has jurisdiction over issuances of securities by PECO, other than securities payable within one year of the date of issuance or upon demand of the holder. The Illinois Commission has jurisdiction over issuances of securities by ComEd, other than securities payable within one year of the date of issuance or the renewal of short-term obligations for a two-year or shorter period.

               Securities issued by the Utility Subsidiaries which are subject to approval by the Commission are not subject to approval by the FERC under the Federal Power Act because of Section 318 of the Federal Power Act.

               Except as stated above, no state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions.

Item 5.                       Procedure

               The Applicants hereby request that there be no hearing on this Application-Declaration and that the Commission issue its order as soon as practicable after the filing hereof. The Commission is requested to issue and publish the requisite notice under Rule 23 with respect to this Application-Declaration by August 18, 2000; such notice specifying September 18, 2000 as the date by which comments may be entered and the date on which an order of the Commission granting and permitting the Application/Declaration to become effective may be entered by the Commission. The Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.                       Exhibits and Financial Statements

          A.   Exhibits

-----------------------------------------------------------------------------------------------------------------------
              Exhibit No.                   Description of Document                         Method of Filing
-----------------------------------------------------------------------------------------------------------------------
         A-1                  Restated Articles of Incorporation of Exelon        Incorporated by reference to S-4
                                                                                  Registration Statement, Exhibit C-1
-----------------------------------------------------------------------------------------------------------------------
         A-2                  Restated Articles of Incorporation of ComEd         Incorporated by reference; File
                              effective February 20, 1985,  including Statements  No. 1-1839, Unicom Form 10-K for of Resolution Establishing Series, relating to the  year ended December 31, 1994,
                              the establishment of three new series of ComEd      Exhibit (3)-2.
                              preference stock known as the "$9.00 Cumulative
                              Preference Stock," the "$6.875 Cumulative
                              Preference Stock" and the "$2.425 Cumulative
                              Preference Stock."
-----------------------------------------------------------------------------------------------------------------------
         A-3                  Restated Articles of Incorporation of PECO          Incorporated  by  reference;  File
                                                                                  No.  1-1401,  PECO 1993 Form 10-K,
                                                                                  Exhibit 3-1
-----------------------------------------------------------------------------------------------------------------------
         B-1                  Amended and Restated Agreement and Plan of          Incorporated  by reference;  Annex 1
                              Exchange and Merger (Merger Agreement)              to Exhibit C-1
-----------------------------------------------------------------------------------------------------------------------
         B-2                  Reserved                                            NA
-----------------------------------------------------------------------------------------------------------------------
         C-1                  Registration Statement of Exelon on Form S-4        Incorporated by reference;
                                                                                  Registration Statement No. 333-37082.
-----------------------------------------------------------------------------------------------------------------------
         C-2                  Joint Proxy Statement and Prospectus of Unicom      Incorporated by reference;
                              and PECO                                            included in Exhibit C-1
-----------------------------------------------------------------------------------------------------------------------
         D-1.1                Joint Application of ComEd and PECO to FERC re      Incorporated by reference to
                              Merger (excluding exhibits and testimony which      Exhibit D-1.1 to Form U-1 in File
                              Applicant will supply upon request of the           No. 70-9645 ("Merger U-1")
                              Commission)
-----------------------------------------------------------------------------------------------------------------------
         D-1.2                Direct Testimony of Dr. William H. Heironymous      Incorporated by reference to
                              (Exhibit No. APP-300 to FERC Joint Application).    Exhibit D-1.2 to Merger U-1
-----------------------------------------------------------------------------------------------------------------------
         D-1.3                Order of FERC approving the Merger                  Incorporated by reference to
                                                                                  Exhibit D-1.3 to Merger U-1
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
     Exhibit No.                            Description of Document                         Method of Filing
-----------------------------------------------------------------------------------------------------------------------
         D-1.4                Application of ComEd to FERC for Authority to                Incorporated by reference to
                              Transfer Jurisdictional Assets ("Restructurings              Exhibit D-1.4 to Merger U-1
                              Filing") (excluding exhibits and testimony which
                              Applicant will supply upon request of the Commission)
-----------------------------------------------------------------------------------------------------------------------
         D-1.5                Application of PECO to FERC for Authority to                 Incorporated by reference to
                              Transfer Jurisdictional Assets ("Restructurings              Exhibit D-1.5 to Merger U-1
                              Filing") (excluding exhibits and testimony which
                              Applicant will supply upon request of the Commission)
-----------------------------------------------------------------------------------------------------------------------
         D-2.1                Application of PECO before the Pennsylvania                  Incorporated by reference to
                              Commission regarding the Merger (excluding                   Exhibit D-2.1 to Merger U-1
                              exhibits and testimony which Applicant will
                              supply upon request of the Commission)
-----------------------------------------------------------------------------------------------------------------------
         D-2.2                Order of the Pennsylvania Commission approving               Incorporated by reference to
                              the Merger                                                   Exhibit D-2.2 to Merger U-1
-----------------------------------------------------------------------------------------------------------------------
         D-2.3                Application of PECO before Pennsylvania                      Incorporated by reference to
                              Commission regarding Restructurings (excluding               Exhibit D-2.3 to Merger U-1
                              exhibits and testimony which Applicant will
-----------------------------------------------------------------------------------------------------------------------
         D-3.1                Notice of ComEd to the Illinois Commission                   Incorporated by reference to
                              regarding the Merger (excluding exhibits and                 Exhibit D-3.1 to Merger U-1
                              attachments which Applicant will supply upon
                              request of the Commission)
-----------------------------------------------------------------------------------------------------------------------
         D-3.2                Application of ComEd to the Illinois Commission              Incorporated by reference to
                              regarding Restructurings (excluding exhibits and             Exhibit D-3.2 to Merger U-1
                              testimony which Applicant will supply upon
                              request of the Commission)
-----------------------------------------------------------------------------------------------------------------------
         D-4.1                Applications of PECO, ComEd and AmerGen to the               Incorporated by reference to
                              NRC regarding transfer of nuclear generating                 Exhibit D-4.1 to Merger U-1
                              operating licenses
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
     Exhibit No.                            Description of Document                         Method of Filing
-----------------------------------------------------------------------------------------------------------------------
         D-4.2                Orders of the NRC finding that the transfer of         Incorporated by reference to
                              certain operating licenses in connection with the      Exhibit D-4.2 to Merger U-1
                              Merger is in compliance with The Atomic Energy Act
                              and consenting to such transfers
-----------------------------------------------------------------------------------------------------------------------
         E-1                  Maps of service area and transmission system of        Filed in paper under Form SE with
                              ComEd                                                  Merger U-1
-----------------------------------------------------------------------------------------------------------------------
         E-2                  Maps electric and gas service areas and                Filed in paper under Form SE with
                              transmission system of PECO                            Merger U-1
-----------------------------------------------------------------------------------------------------------------------
         E-3                  Unicom corporate chart                                 Filed in paper under Form SE with
                                                                                     Merger U-1
-----------------------------------------------------------------------------------------------------------------------
         E-4                  PECO corporate chart                                   Filed in paper under Form SE with
                                                                                     Merger U-1
-----------------------------------------------------------------------------------------------------------------------
         E-5                  Exelon Company corporate chart                         Filed in paper under Form SE with
                                                                                     Merger U-1
-----------------------------------------------------------------------------------------------------------------------
         F-1                  Preliminary opinion of counsel to Exelon               Filed herewith
-----------------------------------------------------------------------------------------------------------------------
         F-2                  Past-tense opinion of counsel to Exelon                Filed with certificate of
                                                                                     notification
-----------------------------------------------------------------------------------------------------------------------
         G                    Intentionally left available                           NA
-----------------------------------------------------------------------------------------------------------------------
         H-1                  Annual Report of Unicom on Form 10-K for the year      Incorporated by reference,
                              ended December 31, 1999                                File No. 1-11375
-----------------------------------------------------------------------------------------------------------------------
         H-2                  Annual Report of PECO on Form 10-K for the year        Incorporated by reference, File
                              ended December 31, 1999                                No. 1-1401
-----------------------------------------------------------------------------------------------------------------------
         H-3                  Quarterly Reports of Unicom on Form 10-Q for the       Incorporated by reference, File
                              quarters ended March 31, 2000 and June 30, 2000        No. 1-11375
-----------------------------------------------------------------------------------------------------------------------
         H-4                  Quarterly Reports of PECO on Form 10-Q for the         Incorporated by reference, File
                              quarter ended March 31, 2000 and June 30, 2000         No. 1-1401
-----------------------------------------------------------------------------------------------------------------------
         I-1                  List and Description of Subsidiaries and               Incorporated by reference to
                              Investments Of Unicom Corporation (Other than          Exhibit I-1 to Merger U-1
                              "Public-Utility" Companies)
-----------------------------------------------------------------------------------------------------------------------
         I-2                  List and Description of Subsidiaries and               Incorporated by reference to
                              Investments Of PECO Energy (Other than                 Exhibit I-2 to Merger U-1
                              "Public-Utility" Companies)
-----------------------------------------------------------------------------------------------------------------------
         J-l                  Form of Utility Money Pool Agreement                   Filed June 12, 2000
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
              Exhibit No.                   Description of Document                         Method of Filing
-----------------------------------------------------------------------------------------------------------------------
         J-2                  Form of Non-Utility Money Pool Agreement               Filed June 12, 2000
-----------------------------------------------------------------------------------------------------------------------
         K-1                  Financial Information (filed confidentially under      Filed confidentially
                              Rule 104)
-----------------------------------------------------------------------------------------------------------------------
         L-1                  Form of Notice of filing                               Filed herewith
-----------------------------------------------------------------------------------------------------------------------
         M-1                  Description of Existing Financing Arrangements of      Filed June 12, 2000
                              Unicom
-----------------------------------------------------------------------------------------------------------------------
         M-2                  Description of Existing Financing Arrangements of      Filed September 20, 2000
                              PECO (amended)
-----------------------------------------------------------------------------------------------------------------------

B.       Financial Statements

-----------------------------------------------------------------------------------------------------------------------
            Statement No.                        Description                               Method of Filing
-----------------------------------------------------------------------------------------------------------------------
         FS-1                 Historical consolidated financial statements of     Incorporated by reference to
                              Unicom                                              Annual Reports on Form 10-K for
                                                                                  the years ended 1999,1998 and 1997
                                                                                  and Quarterly Reports on Form 10-Q for
                                                                                  the quarters ended March 31, 2000 and
                                                                                  June 30, 2000
-----------------------------------------------------------------------------------------------------------------------
         FS-2                 Historical consolidated financial statements of     Incorporated by reference to
                              PECO                                                Annual Reports on Form 10-K for
                                                                                  the years ended 1999,1998 and 1997
                                                                                  and Quarterly Reports on Form 10-Q for
                                                                                  the quarters ended March 31, 2000 and
                                                                                  June 30, 2000
-----------------------------------------------------------------------------------------------------------------------
         FS-3                 Unaudited Pro Forma Financial Statements of         Incorporated by reference;  S-4
                              Exelon, giving effect to the Merger                 Registration Statement, Exhibit C-1
-----------------------------------------------------------------------------------------------------------------------

Item 7.                       Information as to Environmental Effects

               The proposed transaction involves neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section

102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

                                   SIGNATURE

               Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this amendment to Application/Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Date:  November 2, 2000


Exelon Corporation                             Exelon Business Services Company
                                               Exelon Ventures Company
By /s/ Corbin A. McNeill, Jr.                  Exelon Enterprises Company, LLC
  --------------------------------             Exelon Generation Company, LLC
                                               Exelon Energy Delivery Company
       Co-Chief Executive Officer


                                               By Exelon Corporation

                                               By /s/ Corbin A. McNeill, Jr.
                                                  ----------------------------

                                                  Co-Chief Executive Officer

Commonwealth Edison Company                    PECO Energy Company

By /s/ Rebecca J. Lauer                        By /s/ Corbin A. McNeill, Jr.
   -------------------------------                ----------------------------

       Vice President and General Counsel         Chairman, Chief Executive
                                                  Officer and President

                                       63